As filed with the Securities and Exchange Commission on April 24,
1998

Securities Act Registration	No. 33-44639
Investment Company Act Registration	No. 811-6506

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. ___
Post-Effective Amendment No.    3

and/or
REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No.     6

Smith Barney Intermediate Municipal Fund Inc.
(a Maryland Corporation)
(Exact Name of Registrant as Specified in Charter)

388 Greenwich Street
New York, New York  10013
(Address of Principal Executive Offices)

(212) 816-6474
(Registrant's Telephone Number, including Area Code)

Christina T. Sydor, Secretary
Smith Barney Intermediate Municipal Fund Inc.
388 Greenwich Street
New York, New York  10013
(Name and Address of Agent for Service)

Copies to:
John Baumgardner
Sullivan & Cromwell
125 Broad Street, 30th Floor
New York, New York  10004


Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.


	If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the "1933 Act"), other than securities offered in connection with a dividend reinvestment plan, check the following box. [ X ]


	This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-2. (Registration No. 33-44639).

It is proposed that this filing will become effective:
[X] when declared effective pursuant to section 8(c).



SMITH BARNEY INTERMEDIATE MUNICIPAL FUND, INC.
Cross-Reference Sheet
Parts A and B of Prospectus*


Items in Part A and B of Form N-2 *
Location
1  Outside Front Cover
Outside Front Cover
2.  Inside Front and Outside Back Cover Page.
Inside Front and Outside Back Cover Page
3.  Fee Table and Synopsis
Prospectus Summary; Fee Table
4.  Financial Highlights
Financial Highlights
5.  Plan of Distribution
Outside Front Cover
6.  Selling Shareholders
Not Applicable
7.  Use of Proceeds
Use of Proceeds; Investment Objective and Management Policies
8.  General Description of Registrant
The Fund; Investment Objective and Management Policies; Investment Restrictions; Net Asset Value; Description of Shares
9.  Management
Management of the Fund; Custodian, Transfer, Dividend-Paying and
Plan Agent
10.  Capital Stock, Long-Term Debt and Other Securities
Dividends and Distributions; Dividend Reinvestment Plan; Description of Shares; Taxation
11.  Defaults and Arrears on Senior Securities
Not Applicable
12.  Legal Proceedings
Not Applicable
13.  Table of Contents of Statement of Additional Information
Not Applicable
14.  Cover Page
Not Applicable
15.  Table of Contents
Not Applicable
16.  General Information and History
The Fund, Investment Objective and Management Policies
17.  Investment Objective and Policies
Investment Objective and Management Policies; Investment
Restrictions; Appendix B
18.  Management
Management of the Fund; Custodian, Transfer, Dividend-Paying  and
Plan Agent
19.  Control Persons and Principal Holders of Securities
Description of Shares
20.  Investment Advisory and Other Services
Management of the Fund
21.  Brokerage Allocation and Other Practices
Securities Transactions and Turnover
22.  Tax Status
Dividends and Distributions; Dividend Reinvestment Plan, Taxation
23. Financial Statements
Experts


*	All information required to be set forth in Part B: Statement of
Additional Information has been included in Part A: The
Prospectus.




Smith Barney
------------
A Member of Travelers Group [LOGO]


Smith
Barney
Intermediate
Municipal
Fund, Inc.

Common Stock

388 Greenwich Street
New York, New York 10013


FD01112   4/98

--------------------------------------------------------------------------------
Prospectus                                                        April 30, 1998
--------------------------------------------------------------------------------


Smith Barney Intermediate Municipal Fund, Inc.
388 Greenwich Street
New York, New York 10013
(800) 331-1710

      Smith Barney Intermediate Municipal Fund, Inc. (the "Fund") is a diversified, closed-end management investment company. The Fund's investment objective is to provide common shareholders a high level of current income exempt from ordinary Federal income taxes consistent with prudent investing. In normal market conditions, the Fund will invest only in municipal securities rated investment grade and will invest at least two thirds of its total assets in municipal securities rated in the three highest ratings categories, at the time of investment. Investment grade securities are securities rated within the four highest ratings categories by a nationally recognized statistical rating organization ("NRSRO"), such as those rated BBB or higher by Standard & Poor's Ratings Group ("S&P") or Baa or higher by Moody's Investors Service, Inc. ("Moody's"). The Fund's policy is to invest at least 80% of its total assets in municipal securities with remaining maturities of less than fifteen years and to maintain a dollar-weighted average portfolio maturity of between 3 and 10 years. There can be no assurance that the Fund will achieve its investment objective. The Fund may invest an unlimited portion of its assets in municipal securities that pay interest that is subject to the Federal alternative minimum tax. See "Investment Objective and Management Policies" and "Taxation". The shares of closed-end investment companies have frequently traded at discounts from their net asset values. Investors should carefully assess the risks associated with an investment in the Fund. See "Investment Objective and Management Policies -- Risk Factors and Special Considerations."

      This Prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing and should be retained for future reference. Additional information about the Fund has been filed with the Securities and Exchange Commission ("SEC") and is available upon request by



                                                           (Continued on page 2)

Smith Barney Inc.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
Prospectus (continued)                                            April 30, 1998
--------------------------------------------------------------------------------

calling or writing to the Fund at the telephone number or address set forth above or by contacting a Smith Barney Financial Consultant.


      Smith Barney Inc. ("Smith Barney") intends to make a market in the Fund's Common Stock ("Common Stock"), although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time, without notice by Smith Barney. The shares of the Fund's Common Stock that may be offered from time to time pursuant to this Prospectus were issued and sold by the Fund on February 27, 1992 in an initial public offering at a price of $10.00 per share. No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. The Fund will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus. The Fund's shares of Common Stock are listed for trading on the American Stock Exchange under the symbol, "SBI."


      All dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus.

      Investors are advised to read this Prospectus and to retain it for future reference.

--------------------------------------------------------------------------------
Table of Contents
--------------------------------------------------------------------------------
Prospectus Summary                                               4
--------------------------------------------------------------------------------
Fund Expenses                                                    8
--------------------------------------------------------------------------------
Financial Highlights                                            10
--------------------------------------------------------------------------------
The Fund                                                        11
--------------------------------------------------------------------------------
The Offering                                                    11
--------------------------------------------------------------------------------
Use of Proceeds                                                 11
--------------------------------------------------------------------------------
Investment Objectives and Management Policies                   11
--------------------------------------------------------------------------------
Investment Restrictions                                         26
--------------------------------------------------------------------------------
Share Price Data                                                28
--------------------------------------------------------------------------------
Management of the Fund                                          29
--------------------------------------------------------------------------------
Securities Transactions and Turnover                            33
--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan         35
--------------------------------------------------------------------------------
Net Asset Value                                                 37
--------------------------------------------------------------------------------
Taxation                                                        38
--------------------------------------------------------------------------------
Description of Shares                                           41
--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation and
  Market Discount                                               42
--------------------------------------------------------------------------------
Custodian, Transfer, and Dividend-Paying Agent, Registrar
  and Plan Agent                                                43
--------------------------------------------------------------------------------
Reports to Shareholders                                         44
--------------------------------------------------------------------------------
Independent Auditors                                            44
--------------------------------------------------------------------------------
Additional Information                                          44
--------------------------------------------------------------------------------
Appendix A                                                     A-1
--------------------------------------------------------------------------------
Appendix B                                                     B-1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Prospectus Summary
--------------------------------------------------------------------------------

      The following summary is qualified in its entirety by the more detailed information appearing in the body of this Prospectus. Cross-references in this summary are to headings in the body of the Prospectus.

The Fund Smith Barney Intermediate Municipal Fund, Inc. (the "Fund") is a diversified, closed-end management investment company. See "The Fund."

Investment Objective The Fund seeks a high level of current income exempt from ordinary Federal income tax consistent with prudent investing. See "Investment Objective and Management Policies."


Tax-Exempt Income The Fund is intended to operate in such a manner that dividends paid by the Fund may be excluded by the Fund's shareholders from their gross incomes for regular Federal income tax purposes. There is no specific limitation on the amount of the Fund's assets which may be invested in municipal securities that pay interest that is subject to the Federal alternative minimum tax. Accordingly, the Fund's dividends which would otherwise be tax-exempt may not be completely tax-exempt to an investor who is subject to the alternative minimum tax, or may cause an investor to be subject to such tax. See "Investment Objective and Management Policies" and "Taxation."

Quality of Investments The Fund intends to pursue its objective primarily by investing in a diversified portfolio of municipal securities which the Fund's investment manager believes does not involve undue risk to income or principal. Under normal market conditions, the Fund will invest only in municipal securities rated investment grade and at least two thirds of its total assets in municipal securities rated investment grade by an NRSRO at the time of investment. Investment grade securities are securities rated BBB or higher by S&P, Baa or higher by Moody's, or otherwise within the four highest ratings categories by any NRSRO (or, if not so rated, which are, in the opinion of the Fund's investment manager applying standards established by the Fund's Board of Directors, of comparable credit quality to those so rated). Securities rated BBB by S&P or Baa by Moody's are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Such securities lack outstanding investment characteristics and in fact may have speculative characteristics as well. The Fund's policy is to invest at least 80% of its total assets in municipal securities with remaining maturities of less than fifteen years. The Fund may vary from its investment policies for temporary defensive purposes. See "Investment Objective and Management Policies" and "Appendix A."


The Offering The Common Stock is listed for trading on the American Stock Exchange, Inc. ("AMEX"). In addition, Smith Barney intends to make a market in the Common Stock. Smith Barney, however, is not obligated to conduct market-

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

making activities and any such activities may be discontinued at any time without notice, at the sole discretion of Smith Barney.

Listing AMEX

Symbol SBI


Investment Manager Mutual Management Corp. ("MMC") (formerly known as Smith Barney Mutual Funds Management Inc.) serves as the Fund's investment manager (the "Investment Manager"). The Investment Manager provides investment advisory and management services to investment companies affiliated with Smith Barney. Smith Barney is a wholly owned subsidiary of Salomon Smith Barney Holdings Inc. ("Holdings"), which is in turn a wholly owned subsidiary of Travelers Group Inc. ("Travelers"), a diversified financial services holding company engaged, through its subsidiaries, principally in four business segments: Investment Services, Consumer Finance Services, Life Insurance Services and Property Casualty Insurance Services. Subject to the supervision and direction of the Fund's Board of Directors, the Investment Manager manages the securities held by the Fund in accordance with the Fund's stated investment objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities on behalf of the Fund and employs professional portfolio managers. MMC acts as administrator of the Fund and in that capacity provides certain administrative services, including overseeing the Fund's non-investment operations and its relations with other service providers and providing executive and other officers to the Fund. The Fund pays the Investment Manager an investment management fee ("Management Fee") at the annual rate of 0.60% of the value of the Fund's average daily net assets. The Fund will bear other expenses and costs in connection with its operation in addition to the costs of investment management services. See "Management of the Fund -- Investment Manager."


Custodian PNC Bank, National Association ("PNC Bank") serves as the Fund's custodian. See "Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent."

Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent First Data Investor Services Group, Inc. ("First Data") a subsidiary of First Data Corporation, serves as the Fund's transfer agent, dividend-paying agent and registrar. See "Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent."


Dividends and Distributions Dividends from net investment income (that is, income other than net realized capital gains) are generally paid monthly and distributions of net realized capital gains, if any, are paid annually. All dividends or distributions with respect to shares of Common Stock may be reinvested auto

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------


matically in additional shares through participation in the Fund's Dividend Reinvestment Plan, or a shareholder may elect to receive cash. When the market price of the Common Stock is equal to or exceeds net asset value, participants in the Fund's Dividend Reinvestment Plan will receive distributions through issuance of additional shares of Common Stock valued at net asset value or, if the net asset value is less than 95% of the then current market price of the Common Stock, then at 95% of the market price. Whenever market price is less than net asset value, participants will receive distributions through purchases of shares on the open market. See "Dividends and Distributions; Dividend Reinvestment Plan."

Risk Factors and Special Considerations The Fund is a diversified, closed-end investment company designed primarily for the long-term investor and should not be considered a vehicle for short-term trading.

      Shares of closed-end investment companies frequently trade at a discount from net asset value. This characteristic of shares of closed-end funds is a risk separate and distinct from the risk that the Fund's net asset value will decrease. The Fund cannot predict whether its Common Stock will trade at, above or below net asset value.

      The amount of available information about the financial condition of municipal securities issuers may be less extensive than that for corporate issuers with publicly-traded securities and the market for municipal securities may be less liquid than the market for corporate debt obligations. See "Investment Objectives and Management Policies -- Risk Factors and Special Considerations."

      Lease obligations (including installment purchase contract agreements) in which the Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. See "Investment Objectives and Management Policies -- Risk Factors and Special Considerations."


      The Fund may invest in unrated municipal securities believed, at the time of investment, by the Investment Manager to have credit characteristics equivalent to, and be of comparable credit quality with, municipal securities that are rated investment grade. The Fund may be more dependent upon the Investment Manager's investment analysis of such unrated municipal securities than is the case with respect to rated municipal securities.

      The Fund may also purchase and sell options on municipal securities and may engage in interest rate and other hedging transactions, such as purchasing and selling financial futures contracts and related options thereon. The Fund also may engage in when-issued and delayed delivery transactions. These investment practices entail risks. See "Investment Techniques" and Appendix B.

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------


      The net asset value of the Fund's Common Stock will change with changes in the value of its portfolio securities. The net asset value of the Common Stock of the Fund should be expected to change as general levels of interest rates fluctuate.

      The Fund may invest more than 25% of its assets in municipal securities that finance the same or similar types of facilities, or in issuers located in the same state. If the Fund so invests more than 25% of its assets in such segments, the Fund will be more susceptible to economic, business, political, regulatory and other developments generally affecting issuers of such segments of the municipal market.

      The Fund is authorized to borrow amounts up to 331/3 % of its total assets (including the amount borrowed), although currently the Fund anticipates that it will not borrow. The use of borrowed funds involves the speculative factor known as "leverage." The Fund is also permitted under its Articles of Incorporation to issue preferred stock, which would permit it to assume leverage in an amount up to 50% of its total assets. If any preferred stock were to be issued, it would have a priority on the income and assets of the Fund over the Common Stock and would have certain other rights with respect to voting and the election of directors.


      In certain circumstances, the net asset value of and dividends payable on shares of Common Stock could be adversely affected by such preferences. The use of leverage would create an opportunity for increased returns to holders of the Common Stock, but, at the same time, would create special risks. The Fund will only utilize leverage when there is an expectation that it will benefit the Fund or the holders of Common Stock. To the extent the income or other gain derived from securities purchased with the proceeds of borrowings or preferred stock issuances exceeds the interest or dividends the Fund would have to pay thereon, the Fund's net income or other gain would be greater than if leverage had not been used. Conversely, if the income or other gain from the securities purchased through leverage is not sufficient to cover the cost of such leverage, the total return of the Fund would be less than if leverage had not been used. If leverage is used, in certain circumstances the Fund could be required to liquidate securities it would not otherwise sell in order to satisfy dividend or interest obligations. The Fund may also borrow up to an additional 5% of its total assets for temporary purposes without regard to the foregoing limitations. See "Investment Objective and Management Policies --Investment Techniques -- Borrowing and Leverage."


      Certain anti-takeover provisions will make a change in the Fund's business or management more difficult without the approval of the Fund's Board of Directors and may have the effect of depriving Shareholders of an opportunity to sell their Common Stock at a premium above the prevailing market price. See "Certain Provisions of the Articles of Incorporation and Market Discount -- Anti-Takeover Provisions."

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------


      Under the Internal Revenue Code (the "Code"), the interest on certain "private activity" bonds is treated as a preference item for the purpose of calculating alternative minimum taxable income. There is no specific limitation on the amount of the Fund's assets which may be invested in municipal securities that pay interest that is subject to the Federal alternative minimum tax. Accordingly, the Fund's dividends which would otherwise be tax-exempt may not be completely tax-exempt to an investor who is subject to the alternative minimum tax, or may cause an investor to be subject to such tax. As such, an investment in the Fund may not be appropriate for investors who are already subject to the Federal alternative minimum tax or who would become subject to the Federal alternative minimum tax as a result of an investment in the Fund. In addition, investors should consider the tax implications of certain hedging transactions in which the Fund may engage. See "Taxation."


--------------------------------------------------------------------------------
Fund Expenses
--------------------------------------------------------------------------------

      The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.


================================================================================
  Annual Expenses
    (as a percentage of net assets attributable to Common Stock)
    Management Fees                                                   0.60%
    Other Expenses*                                                   0.14
================================================================================
  TOTAL ANNUAL OPERATING EXPENSES*                                    0.74%
================================================================================

*"Other Expenses", as shown above, is based upon amounts of expenses for the fiscal year ended December 31, 1997.


      Example

      The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. These amounts are based upon payment by the Fund of operating expenses at the levels set forth in the table above.

      An investor would pay the following expenses on a $1,000 investment, assuming (1) a 5% annual return and (2) reinvestment of all dividends and distributions at net asset value:


Smith Barney Intermediate
Municipal Fund, Inc.               1 year  3 years  5 years  10 years
--------------------------------------------------------------------------------
                                      $8     $24      $41      $92
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Fund Expenses (continued)
--------------------------------------------------------------------------------

      Moreover, while the example assumes a 5% annual return, the Fund's performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in the Fund's Dividend Reinvestment Plan may receive shares purchased or issued at a price or value different from net asset value. See "Dividends and Distributions; Dividend Reinvestment Plan." This example should not be considered a representation of future expenses of the Fund and actual expenses may be greater or less than those shown.

--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------


      The following information has been audited by KPMG Peat Marwick LLP, independent auditors, whose report thereon appears in the Fund's annual report dated December 31, 1997. The information set out below should be read in conjunction with the financial statements and related notes that also appear in the Fund's Annual Report to Shareholders.


For a share of capital stock outstanding throughout the year:


Smith Barney Intermediate
Municipal Fund, Inc.                         1997       1996       1995      1994(a)      1993(a)       1992(a)(b)
-------------------------------------------------------------------------------------------------------------------
Net Asset Value, Beginning of Year          $10.47     $10.66      $9.95     $10.81       $10.36          $10.00
-------------------------------------------------------------------------------------------------------------------
Income (Loss) From Operations:
  Net investment income                       0.57       0.58       0.58       0.58         0.59            0.48*
  Net realized and unrealized gain (loss)     0.28      (0.17)      0.73      (0.84)        0.46            0.34
-------------------------------------------------------------------------------------------------------------------
Total Income (Loss) from Operations           0.85       0.41       1.31      (0.26)        1.05            0.82
-------------------------------------------------------------------------------------------------------------------
Less Distributions From:
  Net investment income                      (0.57)     (0.60)     (0.60)     (0.60)       (0.57)          (0.46)
  In excess of net investment income         (0.01)        --         --         --           --              --
-------------------------------------------------------------------------------------------------------------------
  Net realized gains                         (0.10)        --         --         --        (0.03)             --
-------------------------------------------------------------------------------------------------------------------
Total Distributions                          (0.68)     (0.60)     (0.60)     (0.60)       (0.60)          (0.46)
-------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                $10.64     $10.47     $10.66      $9.95       $10.81          $10.36
-------------------------------------------------------------------------------------------------------------------
Total Return, Based on Market Value          13.42%      1.56%     15.93%     (9.34)%      16.71%           1.66%++
-------------------------------------------------------------------------------------------------------------------
Total Return, Based on Net Asset Value        8.49%      4.13%     13.72%     (2.33)%      10.30%           8.44%++
-------------------------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)             $88,606    $86,815    $88,392    $82,494      $88,966         $83,499
-------------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses                                    0.74%      0.77%      0.72%      0.72%        0.73%           0.59%+*
  Net investment income                       5.42       5.56       5.63       5.64         5.56            5.74+
-------------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                         58%        21%        13%        26%          10%          23.48%
-------------------------------------------------------------------------------------------------------------------
Market Price at End of Year                 $10.56      $9.94     $10.38      $9.50       $11.13          $10.13
===================================================================================================================


(a) Based on the weighted average shares outstanding for period.

(b) For the period from March 2, 1992 (commencement of operations) to December 31, 1992.


* The Investment Manager waived a portion of its fees for the period from March 2, 1992 to December 31, 1992. If such fees were not waived, the per share decrease in net investment income would have been $0.01, and the ratio of expenses to average net assets would have been 0.70% (annualized).


++ Total return is not annualized, as it may not be representative of the total return for the year.

+   Annualized.

--------------------------------------------------------------------------------
The Fund
--------------------------------------------------------------------------------


      The Fund is a diversified, closed-end management investment company that seeks a high level of current income exempt from Federal income taxes consistent with prudent investing. The Fund will attempt to achieve this objective primarily by investing in a diversified portfolio of municipal securities which the Investment Manager believes does not involve undue risk to income or principal. The Fund, which was incorporated under the laws of the State of Maryland on December 19, 1991, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), and has its principal office at 388 Greenwich Street, New York, New York 10013. The Fund's telephone number is (800) 331-1710.


--------------------------------------------------------------------------------
The Offering
--------------------------------------------------------------------------------


      The Common Stock is listed for trading on the AMEX. In addition, Smith Barney currently intends to make a market in the Fund's Common Stock, although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice at the sole discretion of Smith Barney. No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Smith Barney. This Prospectus is to be used by Smith Barney in connection with offers and sales of the Common Stock in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale.


--------------------------------------------------------------------------------
Use of Proceeds
--------------------------------------------------------------------------------

      The Fund will not receive any proceeds from the sale of Common Stock offered pursuant to this Prospectus. Proceeds received by Smith Barney as a result of its market-making in Common Stock will be utilized by Smith Barney in connection with its secondary market operations and for general corporate purposes.

--------------------------------------------------------------------------------
Investment Objectives and Management Policies
--------------------------------------------------------------------------------


      Set out below is a description of the investment objective and principal investment policies of the Fund. No assurance can be given that the Fund will be able to achieve its investment objective, which may be changed only with the approval of a "majority of the outstanding voting securities" as defined in the 1940 Act. Such term is defined in the 1940 Act as the lesser of (i) more than 50% of the Fund's outstanding Common Stock and of any outstanding shares of preferred

--------------------------------------------------------------------------------
Investment Objectives and Management Policies (continued)
--------------------------------------------------------------------------------

stock, voting by class, or (ii) 67% of the Fund's outstanding Common Stock and of any outstanding shares of preferred stock, voting by class, present at a meeting at which the holders of more than 50% of the outstanding shares of each such class are present in person or by proxy. All other investment policies or practices are considered by the Fund not to be fundamental and accordingly may be changed without shareholder approval.

      General


      The Fund's investment objective is to provide shareholders a high level of current income exempt from ordinary Federal income tax consistent with prudent investing. Under normal market conditions, the Fund will invest at least two thirds of its total assets in municipal securities rated in the category A or better by S&P or by Moody's, or otherwise within the three highest ratings categories by an NRSRO (or, if not so rated, which are, in the opinion of the Investment Manager applying standards established by the Fund's Board of Directors, of comparable credit quality to those so rated) at the time of investment. Under normal market conditions, the Fund will also invest only in municipal securities rated investment grade at the time of investment. Investment grade securities are securities rated BBB or higher by S&P, Baa or higher by Moody's or otherwise within the four highest ratings categories of an NRSRO (or, if not so rated, which are, in the opinion of the Investment Manager applying standards established by the Fund's Board of Directors, of comparable credit quality to those so rated). The Fund will not invest in any municipal securities that are rated lower than BBB by S&P or Baa by Moody's if they are not otherwise rated as investment grade by another NRSRO. Securities rated BBB by S&P are regarded by S&P as having an adequate capacity to pay interest and repay principal; whereas such securities normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. Securities rated Baa by Moody's are considered by Moody's as medium grade obligations; they are neither highly protected nor poorly secured; interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time; they lack outstanding investment characteristics and in fact have speculative characteristics as well. The Fund may be more dependent upon the Investment Manager's investment analysis of unrated municipal securities than is the case with respect to rated municipal securities. See "Investment Objective and Management Policies -- Risk Factors and Special Considerations" and Appendix A. The Fund's policy is to invest at least 80% of its total assets in municipal securities with remaining maturities of less than fifteen years and to maintain a dollar-weighted average maturity of the entire portfolio of not less than three, but not more than ten



12
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Investment Objectives and Management Policies (continued)
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years. For this purpose, any scheduled principal prepayments will be reflected in the calculation of dollar-weighted average maturity.


      The foregoing policies with respect to credit quality of portfolio investments will apply only at the time of the purchase of a security, and the Fund will not be required to dispose of securities in the event that S&P or Moody's or any other NRSRO downgrades its assessment of the credit characteristics of a particular issuer or in the event the Investment Manager reassesses its view with respect to the credit quality of the issuer thereof.


      Municipal securities are obligations issued by or on behalf of states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, the interest on which, in the opinion of bond counsel or other counsel to the issuer of such securities is, at the time of issuance, not includable in gross income for Federal income tax purposes. Under normal market conditions, at least 80% of the Fund's total assets will be invested in municipal securities. The policy stated in the foregoing sentence is a fundamental policy and cannot be changed without shareholder approval. The Fund has not established any limit on the percentage of its portfolio that may be invested in municipal securities subject to the alternative minimum tax provisions of Federal tax law, and a substantial portion of the income produced by the Fund may be taxable under the alternative minimum tax. The Fund may not be a suitable investment for investors who are already subject to the Federal alternative minimum tax or who would become subject to the Federal alternative minimum tax as a result of an investment in the Fund.


      The two principal classifications of municipal bonds are "general obligation" bonds and "revenue" or "special obligation" bonds, which include "industrial revenue bonds." General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest, and accordingly the capacity of the issuer of a general obligation bond as to the timely payment of interest and the repayment of principal when due is affected by the issuer's maintenance of its tax base. Revenue or special obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special tax or other specific revenue source such as from the user of the facility being financed; accordingly, the timely payment of interest and the repayment of principal in accordance with the terms of the revenue or special obligation bond is a function of the economic viability of such facility or such revenue source. Although the ratings of NRSROs of the municipal securities in the Fund's portfolio are relative and subjective, and are not absolute standards of quality, such ratings reflect the assessment of the NRSROs of the issuer's ability, or the economic viability of the special revenue source, with respect to the timely payment of interest and the repayment of principal in accordance with the terms of the obligation. See Appendix A.



                                                                              13
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Investment Objectives and Management Policies (continued)
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      Also included within the general category of municipal securities are participations in lease obligations or installment purchase contract obligations (hereinafter collectively called "lease obligations") of municipal authorities or entities. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In addition to the "non-appropriation" risk, these securities represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional bonds. Although "non-appropriation" lease obligations are often secured by the underlying property, disposition of the property in the event of foreclosure might prove difficult. There is no limitation on the percentage of the Fund's assets that may be invested in "non-appropriation" lease obligations and in unrated "non-appropriation" lease obligations believed, at the time of investment, by the Investment Manager to have credit characteristics equivalent to, and to be of comparable quality as, securities that are rated investment grade. In evaluating such unrated lease obligations, the Investment Manager will consider such factors as it deems appropriate, including (a) whether the lease can be cancelled, (b) the ability of the lease obligee to direct the sale of the underlying assets, (c) the general creditworthiness of the lease obligor, (d) the likelihood that the municipality will discontinue appropriating funding for the leased property in the event such property is no longer considered essential by the municipality, (e) the legal recourse of the lease obligee in the event of such a failure to appropriate funding and (f) any limitations which are imposed on the lease obligor's ability to utilize substitute property or services than those covered by the lease obligations. See "Investment Objective and Management Policies -- Risk Factors and Special Considerations."

      Participation certificates are obligations issued by state and local governments or authorities to finance the acquisition of equipment and facilities. They may represent participations in a lease, an installment purchase contract, or a conditional sales contract. Some municipal leases and participation certificates may not be readily marketable. See "Investment Objective and Management Policies -- Risk Factors and Special Considerations."

      The "issuer" of municipal securities is generally deemed to be the governmental agency, authority, instrumentality or other political subdivision, or the non-governmental user of a revenue bond-financed facility, the assets and revenues of which will be used to meet the payment obligations, or the guarantee of such payment obligations, of the municipal securities.


14
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Investment Objectives and Management Policies (continued)
--------------------------------------------------------------------------------

      Municipal securities may have fixed or variable interest rates. The Fund may purchase floating and variable rate demand notes, which are municipal securities normally having a stated maturity in excess of one year, but which permit the holder to tender the notes for purchase at the principal amount thereof. The interest rate on a floating rate demand note is based on a known lending rate, such as a bank's prime rate, and is adjusted each time such rate is adjusted. The interest rate on a variable rate demand note is adjusted at specified intervals. There generally is no secondary market for these notes, although they may be tendered for redemption or remarketing at face value. See "Investment Objectives and Management Policies -- Risk Factors and Special Considerations." Each such note purchased by the Fund will meet the criteria established for the purchase of municipal securities.


      The Fund may invest in zero coupon bonds. A zero coupon bond pays no interest in cash to its holder during its life, although interest is accrued during that period. Its value to an investor consists of the difference between its face value at the time of maturity and the price for which it was acquired, which is generally an amount significantly less than its face value (sometimes referred to as a "deep discount" price). Because such securities usually trade at a deep discount, they will be subject to greater fluctuations of market value in response to changing interest rates than debt obligations of comparable maturities which make periodic distribu-tions of interest. On the other hand, because there are no periodic interest payments to be reinvested prior to maturity, zero coupon securities eliminate the reinvestment risk and lock in a rate of return to maturity.


      Selection of Investments

      The Investment Manager will select securities for the Fund's portfolio which the Investment Manager believes entail reasonable credit risk considered in relative to the particular investment policies of the Fund. As a result, the Fund will not necessarily invest in the highest yielding municipal securities permitted by its investment policies if the Investment Manager determines that market risks or credit risks associated with such investments would subject the Fund's portfolio to excessive risk. The potential for realization of capital gains resulting from possible changes in interest rates will not be a major consideration. The Fund's policy is to invest at least 80% of its total assets in municipal securities with remaining maturities of less than fifteen years. For this purpose, any scheduled principal prepayments on municipal securities will be reflected in the calculation of dollar-weighted average maturity. The Investment Manager may adjust the average maturity of the Fund's portfolio from time to time, depending on its assessment of the relative yields available on securities of different maturities and its expectations of future changes in interest rates.

      The Fund generally will not invest more than 25% of its total assets in any industry, nor will the Fund invest more than 5% of its total assets in the securities of


                                                                              15
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Investment Objectives and Management Policies (continued)
--------------------------------------------------------------------------------

any single issue. Governmental issuers of municipal securities are not considered part of any "industry". However, municipal securities backed only by the assets and revenues of nongovernmental users may for this purpose be deemed to be issued by such nongovernmental users, and the 25% limitation would apply to the industries of such nongovernmental users. It is nonetheless possible that the Fund may invest more than 25% of its total assets in a broader segment of the municipal securities market, such as: hospital and other health care facilities obligations, housing agency revenue obligations, or airport revenue obligations. The Fund will invest more than 25% of its assets in such types of municipal securities if the Investment Manager determines that the yields available from such obligations in a particular segment justify the additional risks associated with a large investment in such segment. Although such obligations could be supported by the credit of governmental users, or by the credit of nongovernmetal users engaged in a number of industries, economic, business, political and other developments generally affecting the revenues of such users (for example, proposed legislation or pending court decisions affecting the financing of such projects and market factors affecting the demand for their services or products) may have a general adverse effect on all such municipal securities in such a market segment. The Fund reserves the right to invest more than 25% of its assets in industrial development bonds or in issuers located in the same state, although it has no present intention to invest more than 25% of its assets in issuers located in the same state. If the Fund were to invest more than 25% of its total assets in issuers located in the same state, it would be more susceptible to adverse economic, business, or regulatory conditions in that state.

      From time to time, the Fund's investments may include securities as to which the Fund, by itself or together with other funds or accounts managed by the Investment Manager, holds a major portion or all of an issue of municipal securities. Because there may be relatively few potential purchasers for such investments and, in some cases, there may be contractual restrictions on resales, the Fund may find it more difficult to sell such securities at a time when the Investment Manager believes it advisable to do so.

      Temporary Defensive Strategies

      During times when the Investment Manager believes a temporary defensive posture in the market is warranted (e.g., times when, in the Investment Manager's opinion, temporary imbalances of supply and demand or other temporary dislocations in the municipal securities market adversely affect the price at which municipal securities are available), and in order to keep cash on hand fully invested, the Fund may temporarily invest to a substantial degree in high quality, short-term municipal securities. If these high-quality, short-term municipal securities are not available or, in the Investment Manager's judgment, do not afford sufficient protection against adverse market conditions, the Fund may invest in the following


16
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Investment Objectives and Management Policies (continued)
--------------------------------------------------------------------------------


taxable securities: obligations of the U.S. Government, its agencies or instrumentalities; other debt securities rated within the four highest grades by an NRSRO; commercial paper rated in the highest category by an NRSRO; certificates of deposit, time deposits and bankers' acceptances; or repurchase agreements with respect to any of the foregoing investments or any other fixed-income securities that the Investment Manager considers consistent with such strategy. To the extent the Fund invests in taxable securities, the Fund will not at such times be in a position to achieve its investment objective of income exempt from Federal income taxes.


      Investment Techniques

      The Fund may employ, among others, the investment techniques described below, which may give rise to taxable income:

      In connection with the investment objective and policies described above, the Fund may: engage in interest rate and other hedging and risk management transactions; purchase and sell options (including swaps, caps, floors and collars) on municipal securities and on indices based on municipal securities and purchase and sell municipal securities on a "when-issued" or "delayed delivery" basis. These investment practices entail risks. The Investment Manager may use some or all of the following hedging and risk management practices when their use appears appropriate. Although the Investment Manager believes that these investment practices may further the Fund's investment objective, no assurance can be given that these investment practices will achieve this result. The Investment Manager may also decide not to engage in any of these investment practices.


      Securities Options Transactions. The Fund may invest in options on municipal securities. Such options are traded over-the-counter, although if options on municipal securities were to be listed for trading on a national securities exchange, the Fund may trade in exchange-listed options. In general, the Fund may purchase and sell (or write) options on up to 20% of its assets. The SEC requires that obligations of investment companies such as the Fund, in connection with options sold, must comply with certain segregation or cover requirements which are more fully described in Appendix B. There is no limitation on the amount of the Fund's assets which can be used to comply with such segregation or cover requirements.


      A call option gives the purchaser the right to buy, and the writer the obligation to sell, the underlying security at the agreed-upon exercise (or "strike") price during the option period. A put option gives the purchaser the right to sell, and the writer the obligation to buy, the underlying security at the strike price during the option period. Purchasers of options pay an amount, known as a premium, to the option writer in exchange for the right under the option contract. Option contracts may be written with terms which would permit the holder of the option to purchase or sell the underlying security only upon the expiration date of the option.


                                                                              17
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Investment Objectives and Management Policies (continued)
--------------------------------------------------------------------------------

      The Fund may purchase put and call options in hedging transactions to protect against a decline in the market value of municipal securities in the Fund's portfolio (e.g., by the purchase of a put option) and to protect against an increase in the cost of fixed income securities that the Fund may seek to purchase in the future (e.g., by the purchase of a call option). In the event the Fund purchases put and call options, paying premiums therefor, and price movements in the underlying securities are such that exercise of the options would not be profitable for the Fund, to the extent such underlying securities correlate in value to the Fund's portfolio securities, losses of the premiums paid may be offset by an increase in the value of the Fund's portfolio securities (in the case of a purchase of put options) or by a decrease in the cost of acquisition of securities by the Fund (in the case of a purchase of call options).

      The Fund may also sell put and call options as a means of increasing the yield on the Fund's portfolio and also as a means of providing limited protection against decreases in market value of the Fund's portfolio. When the Fund sells an option, if the underlying securities do not increase (in the case of a call option) or decrease (in the case of a put option) to a price level that would make the exercise of the option profitable to the holder of the option, the option generally will expire without being exercised and the Fund will realize as profit the premium received for such option. When a call option written by the Fund is exercised, the option holder purchases the underlying security at the strike price and the Fund does not participate in any increase in the price of such securities above the strike price. When a put option written by the Fund is exercised, the Fund will be required to purchase the underlying securities at the strike price, which may be in excess of the market value of such securities.

      OTC Options. Over-the-counter options ("OTC options") differ from exchange-traded options in several respects. They are transacted directly with dealers and not with a clearing corporation, and there is a risk of non-performance by the dealer. OTC options are available for a greater variety of securities and for a wider range of expiration dates and exercise prices than are exchange-traded options. Because OTC options are not traded on an exchange, pricing is normally done by reference to information from a market maker, which information is carefully monitored by the Investment Manager and verified in appropriate cases. The Fund may be required to treat certain of its OTC options transactions as illiquid securities. See Appendix B.

      It will generally be the Fund's policy, in order to avoid the exercise of an option sold by it, to cancel its obligation under the option by entering into a closing purchase transaction, if available, unless it is determined to be in the Fund's interest to sell (in the case of a call option) or to purchase (in the case of a put option) the underlying securities. A closing purchase transaction consists of the Fund pur-


18
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Investment Objectives and Management Policies (continued)
--------------------------------------------------------------------------------

chasing an option having the same terms as the option sold by the Fund and has the effect of cancelling the Fund's position as a seller. The premium which the Fund will pay in executing a closing purchase transaction may be higher than the premium received when the option was sold, depending in large part upon the relative price of the underlying security at the time of each transaction. To the extent options sold by the Fund are exercised and the Fund either delivers portfolio securities to the holder of a call option or liquidates securities in its portfolio as a source of funds to purchase securities put to the Fund, the Fund's portfolio turnover rate will increase, which would cause the Fund to incur additional brokerage expenses.

      During the option period, the Fund, as a covered call writer, gives up the potential appreciation above the exercise price should the underlying security rise in value, and the Fund, as a secured put writer, retains the risk of loss should the underlying security decline in value. For the covered call writer, substantial appreciation in the value of the underlying security would result in the security being "called away" at the strike price of the option which may be substantially below the fair market value of such security. For the secured put writer, substantial depreciation in the value of the underlying security would result in the security being "put to" the writer at the strike price of the option which may be substantially in excess of the fair market value of such security. If a covered call option or a secured put option expires unexercised, the writer realizes a gain, and the buyer a loss, in the amount of the premium.

      To the extent that an active market exists or develops, whether on a national securities exchange or over-the-counter, in options on indices based upon municipal securities, the Fund may purchase and sell options on such indices, subject to the limitation that the Fund may purchase and sell options on up to 20% of its assets. Through the writing or purchase of index options the Fund can achieve many of the same objectives as through the use of options on individual securities. Options on securities indices are similar to options on securities except that, rather than the right to take or make delivery of a security at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the securities index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the strike price of the option.

      Price movements in securities which the Fund owns or intends to purchase will not correlate perfectly with movements in the level of an index and, therefore, the Fund bears the risk of a loss on an index option which is not completely offset by movements in the price of such securities. Because index options are settled in cash, a call writer cannot determine the amount of its settlement obligations in advance and, unlike call writing on specific securities, cannot provide in advance for, or cover, its potential settlement obligations by acquiring and holding the underlying securities.


                                                                              19
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Investment Objectives and Management Policies (continued)
--------------------------------------------------------------------------------

      Income earned or deemed to be earned, if any, by the Fund from transactions in securities options will be taxable income of the Fund. Under a revenue ruling issued by the Internal Revenue Service, the Fund is required to allocate net capital gains and other taxable income, if any, among Common Stock on a pro rata basis for the year in which such net capital gains or other taxable income are realized. See "Taxation" and "Dividends and Distributions; Dividend Reinvestment Plan." For a further discussion of certain characteristics of options and risks associated with options transactions, see Appendix B.


      Borrowing and Leverage. The Fund is authorized to borrow amounts up to 331/3% of its total assets (including the amount borrowed). The use of borrowed funds involves the speculative factor known as "leverage." The Fund is also permitted under its Articles of Incorporation to issue preferred stock which would permit it to assume leverage in an amount up to 50% of its total assets. If any preferred stock were to be issued, it would have a priority on the income and assets of the Fund over the Common Stock and would have certain other rights with respect to voting and the election of directors. In certain circumstances, the net asset value of and dividends payable on shares of Common Stock could be adversely affected by such preferences. The use of leverage would create an opportunity for increased returns to holders of the Common Stock, but, at the same time, would create special risks. The Fund will only utilize leverage when there is an expectation that it will benefit the Fund or the holders of Common Stock. To the extent the income or other gain derived from securities purchased with the proceeds of borrowings or preferred stock issuances exceeds the interest or dividends the Fund would have to pay thereon, the Fund's net income or other gain would be greater than if leverage had not been used. Conversely, if the income or other gain from the securities purchased through leverage is not sufficient to cover the cost of such leverage the total return of the Fund would be less than if leverage had not been used. If leverage is used, in certain circumstances the Fund could be required to liquidate securities it would not otherwise sell in order to satisfy dividend or interest obligations. The Fund may also borrow up to an additional 5% of its total assets for temporary purposes without regard to the foregoing limitations. See "Investment Objective and Management Policies" and "Description of Shares."

      In addition to the foregoing, the Fund may borrow on a short-term basis in order to facilitate the settlement of portfolio securities transactions.


      Interest Rate and Other Hedging Transactions. In order to seek to protect the value of its portfolio securities against declines resulting from changes in interest rates or other market changes, the Fund may enter into the following hedging transactions: financial futures contracts and related options contracts.

      The Fund may enter into various interest rate hedging transactions using financial instruments with a high degree of correlation to the municipal securities


20
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Investment Objectives and Management Policies (continued)
--------------------------------------------------------------------------------

which the Fund may purchase for its portfolio, including interest rate futures contracts (e.g., futures contracts on U.S. Treasury securities) and futures contracts on interest rate related indices (e.g., municipal bond indices). The Fund may also purchase and write put and call options on such futures contracts and on the underlying instruments. The Fund may enter into these transactions in an attempt to "lock in" a return or spread on a particular investment or portion of its portfolio, to protect against any increase in the price of securities the Fund anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Fund's portfolio. Financial futures and options contracts and the risks attendant to the Fund's use thereof, are more completely described in Appendix
B. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Fund's portfolio securities. The Fund believes that the Investment Manager possesses the skills necessary for the successful utilization of hedging and risk management transactions.

      The Fund will not engage in the foregoing transactions for speculative purposes, but only in limited circumstances as a means to hedge risks associated with management of the Fund's portfolio. Typically, investments in futures contracts and sales of futures options contracts require the Fund to deposit in a custodial account a good faith deposit, known as "initial margin," in connection with its obligations in an amount of cash or specified debt securities which generally is equal to 1%-15% of the face amount of the contract, which initial margin requirement may be revised periodically by the applicable exchange as the volatility of the contract fluctuates. Thereafter, the Fund must make additional deposits with the applicable financial intermediary equal to any net losses due to unfavorable price movements of the contract, and will be credited with an amount equal to any net gains due to favorable price movements. These additional deposits or credits are calculated and required daily and are known as "variation margin."

      The SEC generally requires that when investment companies, such as the Fund, effect transactions of the foregoing nature, such funds must either segregate cash or high quality, readily marketable portfolio securities with its custodian or financial intermediary in the amount of its obligations under the foregoing transactions, or cover such obligations by maintaining positions in portfolio securities, futures contracts or options that would serve to satisfy or offset the risk of such obligations. When effecting transactions of the foregoing nature, the Fund will comply with such segregation or cover requirements. There is no limitation on the percentage of the Fund's assets which may be segregated with respect to such transactions.

      The Fund will not enter into a futures contract or related option if, immediately after such investment, the sum of the amount of its initial margin deposits and premiums on open contracts and options would exceed 5% of the fair market value of the Fund's total assets after taking into account unrealized profits and unrealized


                                                                              21
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Investment Objectives and Management Policies (continued)
--------------------------------------------------------------------------------

losses on any such contracts. The Fund may, however, invest more than such amount in the future if it obtains authority to do so from the appropriate regulatory agencies without requiring the Fund to register as a commodity pool operator or adversely affecting its status as an investment company for Federal securities law or income tax purposes.

      All of the foregoing transactions present certain risks. In particular, the variable degree of correlation between price movements of futures contracts and price movements in the securities being hedged creates the possibility that losses on the hedge may be greater than gains in the value of the Fund's securities. In addition, these instruments may not be liquid in all circumstances and generally are closed out by entering into offsetting transactions rather than by delivery or cash settlement at maturity. As a result, in volatile markets, the Fund may not be able to close out a transaction on favorable terms or at all. Although the contemplated use of those contracts should tend to reduce the risk of loss due to a decline in the value of the hedged security, at the same time the use of these contracts could tend to limit any potential gain which might result from an increase in the value of such security. Finally, the daily deposit requirements for futures contracts and sales of futures options contracts create an ongoing greater potential financial risk than do option purchase transactions, where the exposure is limited to the cost of the premium for the option.

      Successful use of futures contracts and options thereon by the Fund is subject to the ability of the Investment Manager to predict correctly movements in the direction of interest rates and other factors affecting markets securities. If the Investment Manager's expectations are not met, the Fund would be in a worse position than if a hedging strategy had not been pursued. For example, if the Fund has hedged against the possibility of an increase in interest rates which would adversely affect the price of securities in its portfolio and the price of such securities increases instead, the Fund will lose part or all of the benefit of the increased value of its securities because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash to meet daily variation margin requirements, it may have to sell securities to meet such requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it is disadvantageous to do so.

      In addition to engaging in transactions utilizing options on futures contracts, the Fund may purchase put and call options on securities and, as developed from time to time, on interest indices and other instruments. Purchasing options may increase investment flexibility and improve total return, but also risks loss of the option premium if an asset the Fund has the option to buy declines in value or if an asset the Fund has the option to sell increases in value.


22

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Investment Objectives and Management Policies (continued)
--------------------------------------------------------------------------------

      New options and future contracts and other financial products and various combinations thereof, continue to be developed and the Fund may invest in any such options, contracts and products as may be developed to the extent consistent with its investment objective and the regulatory requriements applicable to investment companies.

      Income earned or deemed to be earned, if any, by the Fund from its hedging activities, will be taxable income of the Fund. See "Taxation" and "Dividends and Distributions; Dividend Reinvestment Plan."


      When-Issued and Delayed Delivery Transactions. The Fund may purchase municipal securities on a "when-issued" and "delayed delivery" basis. No income accrues to the Fund on municipal securities in connection with such transactions prior to the date the Fund actually takes delivery of such securities. These transactions are subject to market fluctuation; the value of the municipal securities at delivery may be more or less than their purchase price, and yields generally available on municipal securities when delivery occurs may be higher than yields on the municipal securities obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash, debt securities of any grade or equity securities, having a value equal to or greater than the Fund's purchase commitments, provided such securities have been determined by the Investment Manager to be liquid and unencumbered, and are marked to market daily, pursuant to guidelines established by the Directors. The Fund will make commitments to purchase municipal securities on such basis only with the intention of actually acquiring these securities, but the Fund may sell such securities prior to the settlement date if such sale is considered to be advisable.


      To the extent that the Fund engages in "when-issued" and "delayed delivery" transactions, it will do so for the purpose of acquiring securities for the Fund's portfolio consistent with the Fund's investment objective and policies. However, although the Fund does not intend to engage in such transactions for speculative purposes, purchases of securities on such basis may involve more risk than other types of purchases. For example, if the Fund determines it is necessary to sell the "when-issued" or "delayed delivery" securities before delivery, it may incur a gain or a loss because of market fluctuations since the time the commitment to purchase such securities was made. Subject to the requirement of maintaining a segregated account, no specified limitation exists as to the percentage of the Fund's assets which may be used to acquire securities on a "when-issued" or "delayed delivery" basis. A significant percentage of the Fund's assets committed to the purchase of securities on a "when-issued" "delayed delivery" basis may increase the volatility

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Investment Objectives and Management Policies (continued)
--------------------------------------------------------------------------------

of the Fund's net asset value and may limit the flexibility to manage the Fund's investments.

      Risk Factors and Special Considerations

      Investment in the Fund involves risk factors and special considerations, such as those described below:

      The Fund is a closed-end investment company. Shares of closed-end investment companies frequently trade at a discount from net asset value; but in some cases trade at a premium. The Fund cannot predict whether its Common Stock will trade at, above or below net asset value.

      In normal market conditions, substantially all of the Fund's total assets will be invested in municipal securities rated investment grade at the time of investment. The Fund may invest in unrated municipal securities believed, at the time of investment, by the Investment Manager to have credit characteristics equivalent to, and to be of comparable quality as, municipal securities that are rated investment grade. The amount of available information about the financial condition of municipal securities issuers may be less extensive than that for corporate issuers with publicly traded securities, and the market for municipal securities may be less liquid than the market for corporate debt obligations. Liquidity relates to the ability of the Fund to sell a security in a timely manner at a price which reflects the value of that security. The market for unrated municipal securities is considered generally to be less liquid than the market for rated municipal securities. Further, municipal securities in which the Fund may invest include special obligation bonds, lease obligations, participation certificates and variable rate instruments. The market for such securities may be less liquid than the market for general obligation municipal securities. The relative illiquidity of some of the Fund's portfolio securities may adversely affect the ability of the Fund to dispose of such securities in a timely manner and at a fair price. The market for less liquid securities tends to be more volatile than the market for more liquid securities and market values of relatively illiquid securities may be more susceptible to change as a result of adverse publicity and investor perceptions than are the market values of more liquid securities. Although the issuer of some municipal securities may be obligated to redeem such securities at face value, such redemption could result in capital losses to the Fund to the extent that such municipal securities were purchased by the Fund at a premium to face value.

   Although the municipal securities in which the Fund may invest will be, at the time of investment, rated investment grade or believed by the Investment Manager to be of comparable quality, municipal securities, like other debt obligations, are subject to the risk of non-payment. Such non-payment would result in a reduction of income to the Fund, and could result in a reduction in the value of the municipal security experiencing non-payment and a potential decrease in the net asset value of the Fund. Issuers of municipal securities might seek protection under the bankruptcy

--------------------------------------------------------------------------------
Investment Objectives and Management Policies (continued)
--------------------------------------------------------------------------------

laws. In the event of bankruptcy of such an issuer, the Fund could experience delays and limitations with respect to the collection of principal and interest on such municipal securities, and the Fund may not, in all circumstances, be able to collect all principal and interest to which it is entitled. To enforce its rights in the event of a default in the payment of interest or repayment of principal or both, the Fund may take possession of and manage the assets securing the issuer's obligations on such securities, which may increase the Fund's operating expenses and adversely affect the net asset value of the Fund. Any income derived from the Fund's ownership or operation of such assets may not be tax-exempt. In addition, the Fund's intention to qualify as a "regulated investment company" under the Code, may limit the extent to which the Fund may exercise its rights by taking possession of such assets, because as a regulated investment company the Fund is subject to certain limitations on its investments and on the nature of its income. See "Taxation."

      Lease obligations in which the Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. A risk exists that the municipality will not, or will be unable to, appropriate money in the future in the event of political changes, changes in the economic viability of the project, general economic changes or for other reasons. Although such lease obligations generally are secured by a lien on the leased property, disposition of the property in the event of foreclosure could be costly, time consuming and result in unsatisfactory recoupment of the Fund's original investment.


      The Investment Manager values the Fund's investment on the basis of bid prices provided by a pricing service when the Fund believes such prices reflect fair market value. To the extent that there is no established retail market for some of the securities in which the Fund may invest, there may be relatively inactive trading in such securities and the ability of a pricing service or the Investment Manager to accurately value such securities may be adversely affected. During periods of reduced market liquidity and in the absence of readily available market quotations for municipal securities held in the Fund's portfolio, the responsibility of the Investment Manager to value the Fund's securities becomes more difficult and the Investment Manager's judgment may play a greater role in the valuation of the Fund's securities due to the reduced availability of reliable objective data. To the extent that the Fund invests in illiquid securities and securities which are restricted as to resale, the Fund may incur additional risks and costs. Illiquid securities are particularly difficult to dispose of.

      The net asset value of the Fund's Common Stock will change with changes in the value of its portfolio securities. The net asset value of the Common Stock of the Fund can be expected to change as general levels of interest rates fluctuate. All of the foregoing risks affecting net asset value will be magnified if the Fund issues

--------------------------------------------------------------------------------
Investment Objectives and Management Policies (continued)
--------------------------------------------------------------------------------

preferred stock or borrows money. Volatility may be greater during periods of general economic uncertainty.

      The Fund has not established any limit on the percentage of its portfolio that may be invested in municipal securities subject to the alternative minimum tax provision of Federal tax law, and a substantial portion of the income produced by the Fund may be taxable under the alternative minimum tax. The Fund may not be a suitable investment for investors who are already subject to the Federal alternative minimum tax or who would become subject to the Federal alternative minimum tax as a result of an investment in the Fund. In addition, income earned or deemed to be earned with respect to the Fund's hedging transactions, if any, will be taxable. See "Taxation."


      Year 2000. The investment management services provided to the Fund by MMC and the services provided to shareholders by Smith Barney depend on the smooth functioning of their computer systems. Many computer software systems in use today cannot recognize the year 2000, but revert to 1900 or some other date, due to the manner in which dates were encoded and calculated. That failure could have a negative impact on the Fund's operations, including the handling of securities trades, pricing and account services. MMC and Smith Barney have advised the Fund that they have been reviewing all of their computer systems and actively working on necessary changes to their systems to prepare for the year 2000 and expect that their systems will be compliant before that date. In addition, MMC has been advised by the Fund's custodian, transfer agent and accounting service agent that they are also in the process of modifying their systems with the same goal. There can, however, be no assurance that MMC, Smith Barney or any other service provider will be successful, or that interaction with other non-complying computer systems will not impair Fund services at that time.


--------------------------------------------------------------------------------
Investment Restrictions
--------------------------------------------------------------------------------

      The following investment restrictions of the Fund are fundamental and cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities as defined in the 1940 Act. If a percentage restriction on investment or use of assets set forth below is adhered to at the time a transaction is effected, later changes in percentage resulting from changing market values will not be considered a deviation from policy. The Fund may not:

      1. Purchase securities (other than obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities) of any issuer if as a result of the purchase more than 5% of the value of the Fund's total assets would be invested in the securities of the issuer, except that up to 25% of the value of the Fund's total assets may be invested without regard to this 5% limitation.

--------------------------------------------------------------------------------
Investment Restrictions (continued)
--------------------------------------------------------------------------------

      2. Invest more than 25% of its total assets in a single industry; however, as described above under "Investment Objective and Management Policies," the Fund may from time to time invest more than 25% of its total assets in a particular segment of the municipal securities market or in obligations of issuers located in the same state.

      3. Issue senior securities if such issuance is specifically prohibited by the 1940 Act or the rules and regulations thereunder.

      4. Borrow money in excess of 331/3% of its total assets (including the amount of money borrowed but excluding any liabilities and indebtedness not constituting senior securities) except that the Fund may borrow up to an additional 5% of its total assets for temporary purposes; pledge its assets other than to secure such borrowings or in connection with when-issued and forward commitment transactions and similar investment strategies.

      5. Make loans of money or property to any person, except to the extent that the securities in which the Fund may invest are considered to be loans and except that the Fund may lend money or property in connection with the maintenance of the value of or the Fund's interest with respect to the municipal securities owned by the Fund.

      6. Buy any securities "on margin." Neither the deposit of initial or variation margin in connection with hedging and risk management transactions nor short-term credits as may be necessary for the clearance of transactions is considered the purchase of a security on margin.

      7. Sell any securities "short," write, purchase or sell puts, calls or combinations thereof, or purchase or sell financial futures or options, except as described under the heading "Investment Objective and Management Policies -- Investment Techniques" and in Appendix B to this Prospectus.

      8. Act as an underwriter of securities, except to the extent that the Fund may be deemed to be an underwriter in connection with the sale of securities held in its portfolio.

      9. Make investments for the purpose of exercising control or participation in management, except to the extent that exercise by the Fund of its rights under agreements related to municipal securities would be deemed to constitute such control or participation.

      10. Invest in securities of other investment companies in an amount exceeding the limitation set forth in the 1940 Act and the rules thereunder, except as part of a merger, consolidation or other acquisition.

      11. Invest in equity interests in oil, gas or other mineral exploration or development programs except pursuant to the exercise by the Fund of its rights under agreements relating to municipal securities.

--------------------------------------------------------------------------------
Investment Restrictions (continued)
--------------------------------------------------------------------------------

      12. Purchase or sell real estate, commodities or commodity contracts, except to the extent that the municipal securities the Fund may invest in are considered to be interests in real estate, commodities or commodity contracts, or to the extent that the Fund exercises its rights under agreements relating to such municipal securities (in which case the Fund may liquidate real estate acquired as a result of default on a mortgage).

      The Fund generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish the Fund's investment objective. For example, the Fund may sell portfolio securities in anticipation of a movement in interest rates. Other than for tax purposes, frequency of portfolio turnover will not be a limiting factor if the Fund considers it advantageous to purchase or sell securities, which must be borne by the Fund and its shareholders. High portfolio turnover may also result in the realization of substantial net short-term capital gains, and any distributions resulting from such gains will be taxable at ordinary income rates for federal income tax purposes.

--------------------------------------------------------------------------------
Share Price Data
--------------------------------------------------------------------------------

      The Fund's Common Stock is listed on the AMEX under the symbol "SBI." Smith Barney also intends to make a market in the Common Stock.


      The following table sets forth for the Fund's Common Stock the following information for each quarterly period during the last two fiscal years and for the first quarter of 1998: high and low sales prices and net asset values; sales price and net asset value at quarter-end; and the premium (discount) of the sales price to net asset value at quarter-end.

                                                              AMEX
                   AMEX               NAV      Price at
 NAV at
                     Price      Price        Quarter-    Quarter-      Premium
Three Months Ended   Range      Range        End         End      (Discount)
----------------------------------------------------------------------------
 3/31/96      $10.13 - 10.63     $10.40 - 10.73    $10.25      $10.46  (2.01)%
 6/30/96        9.75 - 10.50      10.29 - 10.47     10.00       10.37  (3.57)
 9/30/96        9.81 - 10.63      10.28 - 10.51     10.25       10.40  (1.44)
12/31/96        9.94 - 10.38      10.39 - 10.54      9.94       10.47  (5.06)
 3/31/97        9.56 - 10.13      10.34 - 10.59      9.88       10.36  (4.63)
 6/30/97        9.63 - 10.13      10.33 - 10.57     10.13       10.48  (3.34)
 9/30/97        10.00 - 10.75      10.49 - 10.66     10.31       10.61         (2.83)
12/31/97                 10.13 - 10.75      10.56 - 10.74     10.56       10.64         (0.75)
 3/31/98                 10.06 - 11.00      10.55 - 10.78     10.06       10.58         (4.92)

      As of April 3, 1998, the price per share of Common Stock as quoted on the AMEX was $10.25, representing a 3.57% discount to the Common Stock's net asset value calculated on that day.

--------------------------------------------------------------------------------
Share Price Data (continued)
--------------------------------------------------------------------------------

      Since the Fund's commencement of operations, the Fund's Common Stock has traded in the market at prices that were at times above, but generally were below, net asset value.

--------------------------------------------------------------------------------
Management of the Fund
--------------------------------------------------------------------------------

Directors and Officers

      The business and affairs of the Fund, including the general supervision of the duties performed by the Investment Manager under the Investment Management Agreement, are the responsibility of the Fund's Board of Directors. The Directors and officers of the Fund, their addresses and their principal occupations for at least the past five years are set forth below.


                                  Positions Held                       Principal Occupations
     Name and Address              with the Fund                   During Past Five Years and Age
===========================================================================================================
*+Heath B. McLendon          Chairman of the Board of   Managing Director of Smith Barney; Director of
388 Greenwich Street         Directors, Chief           forty-two investment companies associated with
New York, NY 10013           Executive Officer and      Smith Barney; Chairman of the Board of Smith Barney
                             President                  Strategy Advisers Inc. and President of MMC and
                                                        Travelers Investment Adviser, Inc. ("TIA").
                                                        Formerly, Senior Executive Vice President of
                                                        Shearson Lehman Brothers Inc.; Vice Chairman of
                                                        Shearson Asset Management; 64.

+Donald R. Foley             Director                   Retired; Director of ten investment companies
3668 Freshwater Drive                                   associated with Smith Barney. Formerly Vice
Jupiter, FL 33477                                       President of Edwin Bird Wilson, Incorporated
                                                        (advertising); 75.

+Paul Hardin                 Director                   Professor of Law at the University of North
12083 Morehead                                          Carolina at Chapel Hill; Director of twelve
Chapel Hill, NC 27514                                   investment companies associated with Smith Barney
                                                        and a Director of The Summit Bancorporation.
                                                        Formerly, Chancellor of the University of North
                                                        Carolina at Chapel Hill; 66.
===========================================================================================================

* Denotes a director who is an "interested person" of the Fund as defined in the 1940 Act.

+ Director, trustee and/or general partner of other investment companies registered under the 1940 Act with which Smith Barney is affiliated.

--------------------------------------------------------------------------------
Management of the Fund (continued)
--------------------------------------------------------------------------------


                                  Positions Held                       Principal Occupations
     Name and Address              with the Fund                   During Past Five Years and Age
===========================================================================================================
+Roderick C. Rasmussen       Director                   Investment Counselor; Director of ten investment
9 Cadence Court                                         companies associated with Smith Barney. Formerly
Morristown, NJ 07960                                    Vice President of Dresdner and Company Inc.
                                                        (Investment counselors); 71.


+John P. Toolan              Director                   Retired; Director of ten investment companies
13 Chadwell Place                                       associated with Smith Barney; Director of John
Morristown, NJ 07960                                    Hancock Funds. Formerly, Director and Chairman of
                                                        Smith Barney Trust Company, Director of Smith
                                                        Barney and MMC and Senior Executive Vice
                                                        President, Director and Member of the Executive
                                                        Committee of Smith Barney; 67.


Lewis E. Daidone             Senior Vice President,     Managing Director of Smith Barney, Senior Vice
388 Greenwich Street         Chief Financial and        President and Treasurer of forty-two investment
New York, NY 10013           Accounting Officer and     companies associated with Smith Barney; Director
                             Treasurer                  and Senior Vice President of MMC and TIA; 40.


Peter Coffey                 Vice President and         Managing Director of Smith Barney; Vice President
388 Greenwich Street         Investment Officer         of MMC and certain other investment companies
New York, NY 10013                                      associated with Smith Barney; 53.


Thomas M. Reynolds           Controller and Assistant   Director of Smith Barney; Controller and Assistant
388 Greenwich Street         Secretary                  Secretary of certain other investment companies
New York, NY 10013                                      associated with Smith Barney; 38.


Christina T. Sydor           Secretary                  Managing Director of Smith Barney and Secretary of
388 Greenwich Street                                    forty-two investment companies associated with
New York, NY 10013                                      Smith Barney; Secretary and General Counsel of MMC
                                                        and TIA; 47.
===========================================================================================================

+ Director, trustee and/or general partner of other investment companies registered under the 1940 Act with which Smith Barney is affiliated.


      Fees for Directors who are not "interested persons" of the Fund and who are directors of a group of funds sponsored by Smith Barney are set at $42,000 per annum and are allocated based on relative net assets of each fund in the group. In addition, these Directors receive $100 per fund or portfolio for each day of Board meetings attended plus travel and out-of-pocket expenses incurred in connection with Board meetings. The Board meeting fees and out-of-pocket expenses are borne equally by each individual fund or portfolio in the group.

--------------------------------------------------------------------------------
Management of the Fund (continued)
--------------------------------------------------------------------------------


      The following table shows the compensation paid by the Fund to each person who was a Director during the Fund's most recent fiscal year (from January 1, 1997 to December 31, 1997).


                               COMPENSATION TABLE

                                                                                 Total
                                           Pension or                    Number of
                                           Retirement           Total          Funds for
                           Aggregate    Benefits Accrued    Compensation     Which Person
                         Compensation      as part of           from         Serves Within
     Name of Person        from Fund      Fund Expenses     Fund Complex     Fund Complex
     --------------      ------------   ----------------    ------------     -------------
Joseph H. Fleiss+++          $578              $0             $54,900             10
Donald R. Foley+              578               0              55,400             10
Paul Hardin                   578               0              73,000             12
Francis P. Martin+            478               0              53,000             10
Heath B. McLendon*              0               0                   0             42
Roderick C. Rasmussen         578               0              55,400             10
John P. Toolan+               578               0              55,400             10

----------

*   Designates a director who is an "interested person" of the Fund.

+ Pursuant to a deferred compensation plan, the indicated persons elected to defer the following amounts of their compensation from the Fund: Joseph H.
    Fleiss: $39, Donald R. Foley: $39, Francis P. Martin: $478 and John P.
    Toolan: $578, and the following amounts of their total compensation from the Fund Complex: Joseph H. Fleiss: $21,000, Donald R. Foley: $21,000, Francis
    P. Martin: $53,000 and John P. Toolan: $55,400.

++ Effective January 1, 1998, Mr. Fleiss became a Director Emeritus. Upon attainment of age 72 the Fund's current Directors may elect to change to emeritus status. Any directors elected or appointed to the Board in the future will be required to change to emeritus status upon attainment of age
    80. Directors Emeritus are entitled to serve in emeritus status for a maximum of 10 years during which time they are paid 50% of the annual retainer fee and meeting fees otherwise applicable to the Fund Directors, together with reasonable out-of-pocket expenses for each meeting attended. During the Fund's last fiscal year aggregate compensation from the Fund to Emeritus Directors totaled $239.

      At the close of business on April 3, 1998, 8,037,546 shares of Common Stock or 96.2% of the Fund's total shares outstanding on that date were held in accounts of, but were not beneficially owned by, CEDE & Co., P.O. Box 20, Bowling Green Station, NY, NY 10004. As of that date, the officers and Board members of the Fund beneficially owned less than 1% of the outstanding shares of the Fund.


      Investment Manager


      MMC serves as the Fund's investment manager. MMC (through its predecessors) has been in the investment counseling business since 1934 and is a registered investment adviser. MMC was incorporated in 1968 and currently manages investment companies that had total assets in excess of $100.5 billion as of March 31, 1998, of which approximately $7.68 billion consisted of municipal bond portfolios.


      Pursuant to the Investment Management Agreement (the "Management Agreement"), the Fund has retained the Investment Manager to manage the investment of the Fund's assets and to provide such investment research, advice

--------------------------------------------------------------------------------
Management of the Fund (continued)
--------------------------------------------------------------------------------

and supervision, in conformity with the Fund's investment objective and policies, as may be necessary for the investment activities of the Fund. The Investment Manager also administers the Fund's corporate affairs subject to the supervision of the Fund's Board of Directors and in connection therewith furnishes the Fund with office facilities together with such ordinary clerical and bookkeeping services (e.g., preparation of annual and other reports to shareholders and the SEC and filing of Federal, state and local income tax returns) as are not being furnished by the Fund's custodian.

      The Management Agreement provides, among other things, that the Investment Manager will bear all expenses of its employees and overhead incurred in connection with its duties under the Management Agreement, other than those assumed by the Fund, as described below, and will pay all director's fees and salaries of the Fund's directors and officers who are affiliated persons (as such term is defined in the 1940 Act) of the Investment Manager.


      The Management Agreement provides that the Fund shall pay to the Investment Manager a monthly fee in arrears equal to 0.60% per annum of the Fund's average daily net assets during the month.


      Although the Investment Manager intends to devote such time and effort to the business of the Fund as reasonably necessary to perform its duties to the Fund, the services of the Investment Manager are not exclusive and the Investment Manager provides similar services to other investment companies and may engage in other activities.

      The Management Agreement also provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Investment Manager is not liable to the Fund or any of the Fund's shareholders for any act or omission by the Investment Manager in the supervision or management of its investment activities or for any loss sustained by the Fund or the Fund's shareholders.

      The Management Agreement will continue in effect for successive periods of 12 months, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Fund's Board of Directors or the vote of a majority of the outstanding voting securities of the Fund (as such term is defined in the 1940 Act) and (2) by the vote of a majority of the directors who are not parties to such Agreement or interested persons (as such term is defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval. The Management Agreement may be terminated as a whole at any time by the Fund, without the payment of any penalty, upon the vote of a majority of the Fund's Board of Directors or a majority of the outstanding voting securities of the Fund or by the Investment Manager, on 60 days' written notice by either party to the other. The Management Agreement will terminate automatically in the event of its assignment (as such term is defined in the 1940 Act and the rules thereunder).

--------------------------------------------------------------------------------
Management of the Fund (continued)
--------------------------------------------------------------------------------


      For each of the years ended December 31, 1995, December 31, 1996 and December 31, 1997, the Fund paid $517,473, $519,991 and $522,436, respectively, in management fees to MMC.

      Peter Coffey, Vice President and Investment Officer of the Fund, is primarily responsible for management of the Fund's assets. Mr. Coffey is a Vice President of the Investment Manager and is the senior asset manager for eight other funds investing in tax-exempt securities with aggregate assets of approximately $1.69 billion as of February 28, 1998.


      Except as indicated above, the Fund will pay all of its expenses, including fees of the directors not affiliated with the Investment Manager and Board meeting expenses; fees of the Investment Manager; interest charges; taxes; charges and expenses of the Fund's legal counsel and independent accountants, and of the transfer agent, registrar and dividend disbursing agent of the Fund; expenses of repurchasing shares; expenses of printing and mailing share certificates, shareholder reports, notices, proxy statements and reports to governmental offices; brokerage and other expenses connected with the execution, recording and settlement of portfolio security transactions; expenses connected with negotiating of, effecting purchase or sale of, or registering privately issued portfolio securities; fees and expenses of the Fund's custodian for all services to the Fund, including safekeeping of funds and securities and maintaining required books and accounts; expenses of calculating and publishing the net asset value of the Fund's Common Stock; expenses of membership in investment company associations; expenses of fidelity bonding and other insurance premiums; expenses of shareholders' meetings; SEC and state blue sky registration fees; American Stock Exchange listing fees; and its other business and operating expenses.

--------------------------------------------------------------------------------
Securities Transactions and Turnover
--------------------------------------------------------------------------------

      General


      Subject to the general supervision of the Board of Directors, the Investment Manager is responsible for decisions to buy and sell securities and the selection of broker-dealers to effect the transactions. The Fund invests primarily in the over-the counter market. Securities are generally traded in the over-the-counter market on a "net" basis with dealers acting as principal for their own accounts without charging a stated commission, although the price of the security usually includes a profit to the dealer. The Fund also purchases securities at times in underwritten offerings, where the price includes a fixed amount of compensation, generally referred to as the underwriter's concession or discount. On occasion, the Fund may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid. The Fund will not engage in any principal transactions with Smith Barney.

--------------------------------------------------------------------------------
Securities Transactions and Turnover (continued)
--------------------------------------------------------------------------------

      The Investment Manager currently serves as investment adviser to other investment companies, some of which invest principally in municipal securities. In the future it may act as investment adviser to other investment companies or accounts that invest in municipal securities. Although each investment company is individually managed, from time to time the Investment Manager may, to the extent permitted by law, allocate purchase or sale transactions among various investment companies and other accounts. In making such allocations the Investment Manager will consider, among other things, the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities and the liquidity of the portfolio.

      The policy of the Fund regarding purchases and sales of securities for its portfolio is that primary consideration will be given to obtaining the most favorable prices consistent with efficient execution of transactions in seeking to implement the Fund's policies. The Investment Manager will effect transactions with those dealers who the Investment Manager believes provide the most favorable prices and who are capable of providing efficient executions. Those factors that the Investment Manager believes contribute to efficient execution include size of the order, difficulty of execution, operational capabilities and facilities of the dealer involved, whether that dealer has risked its own capital in positioning a block of securities and the dealer's prior experience in effecting transactions of this type. If the Investment Manager believes such price and execution are obtainable from more than one dealer, it may give consideration to placing portfolio transactions with those dealers who also furnish research and other services to the Investment Manager. Such services may include, but are not limited to, any one or more of the following: information as to the availability of securities for purchase or sale; statistical or factual information or opinions pertaining to investment; economic analysis; and appraisals or evaluations of portfolio securities.

      The information and services so received by the Investment Manager may be of benefit to the Investment Manager in the management of other accounts and may not in all cases benefit the Fund directly. While the receipt of such information and services is useful in varying degrees and would generally reduce the amount of research or services otherwise performed by the Investment Manager and thus may reduce its expenses, it is of indeterminable value and the advisory fee paid to the Investment Manager is not reduced by any amount that may be attributable to the value of such services.

      Turnover

      The Fund cannot accurately predict its turnover rate, but anticipates that its annual turnover rate will not exceed 100%. The Fund's turnover rate is calculated by dividing the lesser of the Fund's sales or purchases of securities during a year (excluding any security the maturity of which at the time of acquisition is one year

--------------------------------------------------------------------------------
Securities Transactions and Turnover (continued)
--------------------------------------------------------------------------------

or less) by the average monthly value of the Fund's securities for the year. Higher turnover rates can result in corresponding increases in the Fund's transaction costs, which must be borne by the Fund and its shareholders. High portfolio turnover may also result in the realization of substantial net short-term capital gains, and any distributions resulting from such gains will be taxable at ordinary income rates for Federal income tax purposes. The Fund will not consider turnover rate a limiting factor in making investment decisions consistent with its investment objective and policies.

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan
--------------------------------------------------------------------------------


      The Fund generally expects to pay monthly dividends of net investment income (income other than net realized capital gains) and to distribute net realized capital gains, if any, annually. From time to time, when the Fund makes a substantial capital gains distribution, it may do so in lieu of paying its regular monthly dividend. All dividends or distributions with respect to shares of Common Stock are reinvested automatically in additional shares through participation in the Fund's Dividend Reinvestment Plan (the "Plan"), unless a shareholder elects to receive cash.

      Under the Fund's Dividend Reinvestment Plan, a shareholder whose shares of Common Stock are registered in his or her own name will have all distributions from the Fund reinvested automatically by First Data as purchasing agent under the Plan, unless the shareholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (that is, in "street name") will be reinvested by the broker or nominee in additional shares under the Plan, unless the service is not provided by the broker or nominee or the shareholder elects to receive distributions in cash. Investors who own Common Stock registered in street name should consult their broker-dealers for details regarding reinvestment. All distributions to Fund shareholders who do not participate in the Plan will be paid by check mailed directly to the record holder by or under the direction of First Data as dividend-paying agent.

      The number of shares of Common Stock distributed to participants in the Plan in lieu of a cash dividend is determined in the following manner. Whenever the market price of the Common Stock is equal to or exceeds the net asset value per share on the date of valuation, Plan participants will be issued shares of Common Stock at a price equal to the greater of (1) the net asset value per share most recently determined as described under "Net Asset Value" or (2) 95% of the market price.

      If the net asset value per share of Common Stock at the time of valuation ex-ceeds the market price of the Common Stock, or if the Fund declares a dividend or capital gains distribution payable only in cash, First Data will buy Common Stock

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------


in the open market, on the AMEX or elsewhere, for the participants' accounts. If, following the commencement of the purchases and before First Data has completed its purchases, the market price exceeds the net asset value of the Common Stock, First Data will attempt to terminate purchases in the open market and cause the Fund to issue the remaining portion of the dividend or distribution by issuing shares at a price equal to the greater of (a) net asset value or (b) 95% of the then current market price. In this case, the number of shares of Common Stock received by a Plan participant will be based on the weighted average of prices paid for shares purchased in the open market and the price at which the Fund issues the remaining shares. To the extent First Data is unable to stop open market purchases and cause the Fund to issue the remaining shares, the average per share purchase price paid by First Data may exceed the net asset value of the Common Stock, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in Common Stock issued by the Fund at net asset value. First Data will begin to purchase Common Stock on the open market as soon as practicable after the payment date of the dividend or capital gains distribution, but in no event shall such purchases continue later than 30 days after that date, except when necessary to comply with applicable provisions of the federal securities laws.

      First Data maintains all shareholder accounts in the Plan and furnishes written confirmations of all transactions in each account, including information needed by a shareholder for personal and tax records. The automatic reinvestment of dividends and capital gains distributions will not relieve Plan participants of any income tax that may be payable on the dividends or capital gains distributions. Common Stock in the account of each Plan participant will be held by First Data in uncertificated form in the name of each Plan participant.

      Plan participants are subject to no charge for reinvesting dividends and capital gains distributions under the Plan. First Data's fees for handling the reinvestment of dividends and capital gains distributions will be paid by the Fund. No brokerage charges apply with respect to shares of Common Stock issued directly by the Fund under the Plan. Each Plan participant will, however, bear a proportionate share of brokerage commissions incurred with respect to open market purchases made under the Plan.

      Experience under the Plan may indicate that changes to it are desirable. The Fund reserves the right to amend or terminate the Plan as applied to any dividend or capital gains distribution paid subsequent to written notice of the change sent to participants at least 30 days before the record date for the dividend or capital gains distribution. The Plan also may be amended or terminated by First Data, with the Fund's prior written consent, on at least 30 days' written notice to Plan participants. All correspondence concerning the Plan should be directed by mail to First Data Investor Services Group, P.O. Box 8030, Boston, Massachusetts 02266 or by telephone at 1-800-331-1710.

--------------------------------------------------------------------------------
Net Asset Value
--------------------------------------------------------------------------------


      The net asset value per share of the Fund's Common Stock is determined by calculating the total value of the Fund's assets, deducting its total liabilities and dividing the result by the number of shares of Common Stock outstanding. The net asset value will be computed as of the close of regular trading on the New York Stock Exchange ("NYSE") on each day that the NYSE is open. The Fund reserves the right to calculate the net asset value more frequently if deemed desirable.


      The Fund's securities will be valued on the basis of bid prices provided by a pricing service when the Fund believes such prices reflect fair market value. Pricing services generally determine value by reference to transactions in municipal securities, quotations from municipal bond dealers, market transactions in comparable securities and various relationships between securities. If a pricing service is not used, municipal securities will be valued at the quoted bid prices provided by municipal bond dealers. Short-term instruments maturing within 60 days will be valued at cost plus amortized discount, if any, when the Board of Directors has determined that amortized cost equals fair value. Securities and other assets that are not priced by a pricing service and for which market quotations are not available will be valued in good faith at fair value by or under the direction of the Board of Directors.

      If any securities held by the Fund are restricted as to resale, the Investment Manager will determine their fair value following procedures approved by the directors. The directors will periodically review such valuations and procedures. The fair value of such securities generally will be determined as the amount which the Fund could reasonably expect to realize from an orderly disposition of such securities over a reasonable period of time. The valuation procedures applied in any specific instance are likely to vary from case to case. However, consideration will be generally given to the financial position of the issuer and other fundamental analytical data relating to the investment and to the nature of the restrictions on disposition of securities (including any registration expenses that might be borne by the Fund in connection with such disposition). In addition, specific factors also generally will be considered, such as the cost the investment, the market value of any unrestricted securities of the same class (both at the time of purchase and at the time of valuation), the size of the holding, the prices of any recent transactions or offers with respect to such securities, and any available analysts' reports regarding the issuer. Shares of closed-end investment companies frequently trade at a discount from net asset value, but in some cases trade at a premium. Since the market price of the Fund's shares will be determined by such factors as trading volume of the shares, general market and economic conditions and other factors beyond the control of the Fund, the Fund cannot predict whether its shares will trade at, below or above its computed net asset value.

--------------------------------------------------------------------------------
Taxation
--------------------------------------------------------------------------------


      The discussion set out below of tax considerations generally affecting the Fund and its shareholders is intended to be only a summary and is not intended as a substitute for careful tax planning by prospective shareholders.

      Taxation of the Fund and its Investments

      The Fund has qualified and intends to continue to qualify each year as a "regulated investment company" under Subchapter M of the Internal Revenue Code (the "Code"). In addition, the Fund intends to satisfy each year conditions contained in the Code that will enable interest from municipal securities, excluded from gross income for federal income tax purposes with respect to the Fund, to retain that tax-exempt status when distributed to the shareholders of the Fund (that is, to be classified as "exempt-interest" dividends of the Fund).

      As a regulated investment company, the Fund pays no federal income taxes on its taxable net investment income (that is, taxable income other than net realized capital gains) and its net realized capital gains that are distributed to shareholders. To qualify under Subchapter M of the Code, the Fund must, among other things: (1) distribute to its shareholders at least 90% of its taxable net investment income (for this purpose consisting of taxable net investment income and net realized short-term capital gains) and 90% of its tax-exempt net investment income (reduced by certain expenses); (2) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities, gains from the sale or other disposition of securities, or other income (including, but not limited to, gains from options, futures and forward contracts) derived with respect to the Fund's business of investing in securities; and (3) diversify its holdings so that, at the end of each fiscal quarter of the Fund (a) at least 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities and securities of other regulated investment companies, and other securities, with those other securities limited, with respect to any one issuer, to an amount no greater than 5% of the Fund's assets and (b) not more than 25% of the market value of the Fund's assets is invested in the securities of any one issuer (other than U.S. Government securities or securities of other regulated investment companies) or of two or more issuers that the Fund controls and that are determined to be in the same or similar trades or businesses or related trades or businesses. As a regulated investment company, the Fund is subject to a 4% non-deductible excise tax measured with respect to certain undistributed amounts of ordinary income and capital gain. The Fund pays dividends and distributions necessary to avoid the application of this excise tax.

      As described above, the Fund may invest in financial futures contracts and options on financial futures contracts that are traded on a U.S. exchange or board of trade. As a general rule, these investment activities will increase or decrease the amount of long-term and short-term capital gains or losses realized by the Fund and, thus, will affect the amount of capital gains distributed to the Fund's shareholders.

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------


      For federal income tax purposes, gain or loss on the futures and options described above (collectively referred to as "Section 1256 Contracts") would, as a general rule, be taxed pursuant to a special "mark-to-market system." Under the mark-to-market system, the Fund may be treated as realizing a greater or lesser amount of gains or losses than actually realized. As a general rule, gain or loss on Section 1256 Contracts is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, and as a result, the mark-to-market system will generally affect the amount of capital gains or losses taxable to the Fund and the amount of distributions taxable to a shareholder. Moreover, if the Fund invests in both Section 1256 Contracts and offsetting positions in those contracts, then the Fund might not be able to receive the benefit of certain realized losses for an indeterminate amount of time. The Fund expects that its activities with respect to Section 1256 Contracts and offsetting positions in those Contracts (1) will not cause it or its shareholders to be treated as receiving a materially greater amount of capital gains or distributions than actually realized or received and (2) will permit it to use substantially all of its losses for the fiscal years in which the losses actually occur.

      Taxation of the Fund's Stockholders

      Dividends by the Fund, other than dividends from taxable investments and market discount on municipal securities and from income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Investment Objectives and Management Policies -- Investment Techniques," are derived from interest on municipal securities and are exempt-interest dividends that may be excluded by shareholders from their gross income for federal income tax purposes if the Fund satisfies certain asset percentage requirements. Distributions of the Fund's net realized short-term capital gains are taxable to shareholders of the Fund as ordinary income, and distributions of net realized long-term capital gains are taxable to shareholders as long-term capital gains, regardless of the length of time shareholders have held shares of Common Stock and whether the distributions are received in cash or reinvested in additional shares. As a general rule, a shareholder's gain or loss on a sale of his shares of Common Stock will be a long-term gain or loss if he has held his shares for more than one year and will be a short-term capital gain or loss if he has held his shares for one year or less. Gain on shares held for more than 18 months will be eligible for the reduced 20% maximum capital gains tax rate. Dividends and distributions paid by the Fund do not qualify for the federal dividends-received deduction for corporations.

      Exempt-Interest Dividends

      Interest on indebtedness incurred by a shareholder to purchase or carry shares of Common Stock is not deductible for federal income tax purposes. If a shareholder receives exempt-interest dividends with respect to any share of Common

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------


Stock and if the share is held by the shareholder for six months or less, then any loss on the sale of the share may, to the extent of the exempt-interest dividends, be disallowed. The Code may also require a shareholder, if he receives exempt-interest dividends, to treat as taxable income a portion of certain otherwise non-taxable social security and railroad retirement benefit payments. In addition, the portion of any exempt-interest dividend paid by the Fund that represents income derived from private activity bonds held by the Fund may not retain its tax-exempt status in the hands of a shareholder who is a "substantial user" of a facility financed by the bonds, or a "related person" of the substantial user. Although the Fund's exempt-interest dividends may be excluded by shareholders from their gross income for federal income tax purposes, some or all of the Fund's exempt-interest dividends may be a specific preference item, or a component of an adjustment item, for purposes of the federal individual and corporate alternative minimum taxes. The receipt of dividends and distributions from the Fund may affect a foreign corporate shareholder's federal "branch profits" tax liability and the federal "excess net passive income" tax liability of a shareholder of an S corporation. Shareholders should consult their own tax advisors to determine whether they are (1) "substantial users" with respect to a facility or "related" to those users within the meaning of the Code or (2) subject to a federal alternative minimum tax, the federal "branch profits" tax, or the federal "excess net passive income" tax.

      Dividend Reinvestment Plan

      A shareholder of the Fund receiving dividends or distributions in additional shares pursuant to the Plan should be treated for federal income tax purposes as receiving a distribution in an amount equal to the amount of money that a shareholder receiving cash dividends or distributions receives, and should have a cost basis in the shares received equal to that amount.

      Statements and Notices

      Statements as to the tax status of the dividends and distributions received by shareholders of the Fund are mailed annually. These statements show the dollar amount of income excluded from federal income taxes and the dollar amount, if any, subject to federal income taxes including the portion, if any, of long-term capital gains distributions eligible for the reduced 20% maximum capital gains tax rate. The statements will also designate the amount of exempt-interest dividends that are a specific preference item for purposes of the federal individual and corporate alternative minimum taxes. The Fund will notify shareholders annually as to the interest excluded from federal income taxes earned by the Fund with respect to those states and possessions in which the Fund has or had investments. The dollar amount of dividends paid by the Fund that is excluded from federal income taxation and the dollar amount of dividends paid by the Fund that is subject to federal income taxation, if any, will vary for each shareholder depending upon

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------


the size and duration of the shareholder's investment in the Fund. To the extent that the Fund earns taxable net investment income, it intends to designate as taxable dividends the same percentage of each day's dividend as its taxable net investment income bears to its total net investment income earned on that date. Therefore, the percentage of each day's dividend designated as taxable, if any, may vary from day to day.

      Backup Withholding

      If a shareholder fails to furnish a correct taxpayer identification number, fails to report fully dividend or interest income, or fails to certify that he has provided a correct taxpayer identification number and that he is not subject to "backup withholding," the shareholder may be subject to a 31% "backup withholding" tax with respect to (1) taxable dividends and distributions and (2) the proceeds of any sales or repurchases of shares of Common Stock. An individual's taxpayer identification number is his social security number. The 31% backup withholding tax is not an additional tax and may be credited against a taxpayer's federal income tax liability.


--------------------------------------------------------------------------------
Description of Shares
--------------------------------------------------------------------------------

      The Fund was incorporated under the laws of the State of Maryland on December 19, 1991 by the Articles of Incorporation. The Articles of Incorporation authorize issuance of the Common Stock. The Articles of Incorporation provide that the Fund shall continue without limitation of time.

      Common Stock


                                                               Amount
                                                            Outstanding
                                                         Exclusive of Shares
                                                        Held by Fund for Its
                                       Amount Held       Own Account as of
                        Shares        by Fund for Its         April 3,
Title of Class        Authorized        Own Account             1998

================================================================================
Common Stock          100,000,000             0               8,355,027


      No shares, other than those currently outstanding, are offered for sale pursuant to this Prospectus.

      The Fund has authorized capital of 100 million shares, all of which are currently designated as Common Stock, par value $.001 per share. Unissued shares of capital stock may be reclassified by the Board of Directors without a shareholder vote into one or more classes of preferred or other stock with no restrictions on the rights and preferences of any such classes except as may be imposed by the 1940 Act or Maryland law.

--------------------------------------------------------------------------------
Description of Shares (continued)
--------------------------------------------------------------------------------

      Shares of Common Stock, when issued, are fully paid and nonassessable. Shareholders are entitled to one vote for each share of Common Stock held for the election of directors and other matters submitted to shareholders. There are no preemptive rights. Each share of Common Stock is entitled to participate equally in the net distributable assets of the Fund upon liquidation or termination.


      The Fund has no present intention of making a secondary offering of Common Stock. Other offerings of its Common Stock, if made, will require approval of the Fund's Board of Directors. Any additional offering will be subject to the requirements of the 1940 Act that such Common Stock may not be issued at a price below the then current net asset value, exclusive of underwriting discounts and commissions, except in connection with an offering to existing shareholders or with the consent of the holders of a majority of the Fund's outstanding voting securities.


--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation and Market Discount
--------------------------------------------------------------------------------

      Anti-Takeover Provisions

      The Fund presently has provisions in its Articles of Incorporation and Bylaws (commonly referred to as "anti-takeover" provisions) which may have the effect of limiting the ability of other entities or persons to acquire control of the Fund, to cause it to engage in certain transactions or to modify its structure.

      The Board of Directors is classified into three classes, each with a term of three years with only one class of directors standing for election in any year. Such classification may prevent replacement of a majority of the directors for up to a two year period. Directors may be removed from office only for cause by vote of at least 75% of the shares entitled to be voted on the matter. In addition, unless 70% of the Board of Directors approves the transaction, the affirmative vote of the holders of at least 75% of the shares will be required to authorize the Fund's conversion from a closed-end to an open-end investment company, or generally to authorize any of the following transactions: (i) merger, consolidation or share exchange of the Fund with or into any other corporation; (ii) dissolution or liquidation of the Fund; (iii) sale, lease, exchange or other disposition of all or substantially all of the assets of the Fund; (iv) change in the nature of the business of the Fund so that it would cease to be an investment company registered under the 1940 Act; or (v) sale, lease or exchange to the Fund, in exchange for securities of the Fund, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000). The affirmative vote of at least 75% of the shares will be require to amend the Articles of Incorporation or Bylaws to change any of the foregoing provisions.

      The percentage votes required under these provisions, which are greater than the minimum requirements under Maryland law or the 1940 Act, will make more

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation
 and Market Discount (continued)
--------------------------------------------------------------------------------

difficult a change in the Fund's business or management and may have the effect of depriving shareholders of an opportunity to sell shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The Fund's Board of Directors, however, has considered these anti-takeover provisions and believes they are in the best interests of shareholders.

      Market Discount


      Shares of common stock of closed-end investment companies frequently trade at a discount from net asset value, or in some cases trade at a premium. Shares of closed-end investment companies investing primarily in fixed income securities tend to trade on the basis of income yield on the market price of the shares and the market price may also be affected by trading volume, general market conditions and economic conditions and other factors beyond the control of the Fund. As a result, the market price of the Fund's shares may be greater or less than the net asset value. From March 12, 1993 through April 3, 1998, the Fund's shares have traded from a premium of 4.66% to a market discount of 10.44%.


      Some closed-end companies have taken certain actions, including the repurchase of common stock in the market at market prices and the making of one or more tender offers for common stock at net asset value, in an effort to reduce or mitigate the discount, and others have converted to an open-end investment company, the shares of which are redeemable at net asset value.


      The Fund's Board of Directors has seen no reason to adopt any of the steps, which some other closed-end funds have used to address the discount. In addition, the experience of many closed-end funds suggests that the effect of many of these steps (other than open-ending) on the discount may be temporary or insignificant. Accordingly, there can be no assurance that any of these actions will be taken or, if undertaken, will cause the Fund's shares to trade at a price equal to their net asset value.


--------------------------------------------------------------------------------
Custodian, Transfer, and Dividend-Paying Agent, Registrar and Plan Agent
--------------------------------------------------------------------------------

      PNC Bank, located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, acts as custodian of the Fund's and has custody of all securities and cash of the Fund. The custodian, among other things, attends to the collection of principal and income, and payment for any collection of proceeds of securities bought and sold by the Fund. First Data, located at One Exchange Place, Boston, Massachusetts 02109, serves as the Fund's transfer agent, dividend-paying agent and registrar. First Data also serves as agent in connection with the Plan.

--------------------------------------------------------------------------------
Reports to Shareholders
--------------------------------------------------------------------------------

      The Fund sends unaudited quarterly and audited annual reports to the holders of its securities, including a list of investments held.

--------------------------------------------------------------------------------
Independent Auditors
--------------------------------------------------------------------------------


      KPMG Peat Marwick LLP, 345 Park Avenue, New York, New York 10154, has been selected as the Fund's independent auditors to examine and report on the financial statements and financial highlights of the Fund for its fiscal year ending December 31, 1998.


--------------------------------------------------------------------------------
Additional Information
--------------------------------------------------------------------------------

      This Prospectus does not contain all of the information set forth in the Registration Statement filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its Rules and Regulations.

                                   ----------

      No person has been authorized to give any information or to make any represensations not contained in this Prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by the Fund, the Investment Manager or Smith Barney. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock by anyone in any jurisdiction in which the offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder will, under any circumstances, create any implication that there has been no change in the affairs of the Fund since the date of this Prospectus. If any material change occurs while this Prospectus is required by law to be delivered, however, this Prospectus will be supplemented or amended accordingly.

--------------------------------------------------------------------------------
Appendix A
--------------------------------------------------------------------------------

      DESCRIPTION OF MOODY'S, S&P AND FITCH RATINGS

      DESCRIPTION OF MOODY'S MUNICIPAL BOND RATINGS:

      Aaa--Bonds that are rated Aaa are judged to be of the best quality, carry the smallest degree of investment risk and are generally referred to as `"gilt edge." Interest payments with respect to these bonds are protected by a large or by an exceptionally stable margin, and principal is secure. Although the various protective elements applicable to these bonds are likely to change, those changes are most unlikely to impair the fundamentally strong position of these bonds.

      Aa--Bonds that are rated Aa are judged to be of high quality by all standards and together with the Aaa group comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude, or other elements may be present that make the long-term risks appear somewhat larger than in Aaa securities.

      A--Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest with respect to these bonds are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

      Baa--Bonds rated Baa are considered to be medium grade obligations, that is they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and may have speculative characteristics as well.

      Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

      DESCRIPTION OF MOODY'S MUNICIPAL NOTE RATINGS:

      Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG) and for variable demand obligations are designated Variable Moody's Investment Grade (VMIG). This distinction recognizes the differences between short-term credit risk and long-term risk. Loans bearing the designation MIG 1/VMIG 1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the description MIG 2/VMIG 2 are of high quality, with margins of protection ample, although not as large as the preceding group. Loans bearing the designation MIG 3/VMIG 3 are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

      DESCRIPTION OF MOODY'S COMMERCIAL PAPER RATINGS:

      The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Issuers rated Prime-1 (or related supporting institutions) are considered to have a superior capacity for repayment of short-term promissory obligations. Issuers rates Prime-2 (or related supporting institutions) are considered to have a strong capacity for repayment of short-term promissory obligations, normally evidenced by many of the characteristics of issuers rated Prime-1 but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.

      DESCRIPTION OF S&P MUNICIPAL BOND RATINGS:

      AAA--These bonds are the obligations of the higher quality and have the strongest capacity for timely payment of debt service.

      General Obligation Bonds rated AAA--In a period of economic stress, the issuers of these bonds will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

      Revenue Bonds Rated AAA--Debt service coverage with respect to these bonds has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, debt service reserve requirements) are rigorous. There is evidence of superior management.

      AA--The investment characteristics of bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated AA have the second strongest capacity for payment of debt service.

      A--Principal and interest payments on bonds in this category are regarded as safe although the bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories. This rating describes the third strongest capacity for payment of debt service.

      General Obligation Bonds Rated A--There is some weakness, either in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

      Revenue Bonds Rated A--Debt service coverage is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appearance appears adequate.

      BBB--The bonds in this group are regarded as having an adequate capacity to pay interest and repay principal. Whereas bonds in this group normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. Bonds rated BBB have the fourth strongest capacity or payment of debt service.

      S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories, except in the AAA category.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

      DESCRIPTION OF S&P MUNICIPAL NOTE RATINGS:

      Municipal notes with maturities of three years or less are usually given note ratings (designated SP1, -2 or -3) to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated SP-1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP-1+. Notes rated SP-2 have a satisfactory capacity to pay principal and interest.

      DESCRIPTION OF S&P COMMERCIAL PAPER RATINGS:

      Commercial paper rated A-1 by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted A-1+. Capacity for timely payment on commercial paper rated A-2 is strong, but the relative degree of safety is not as high as for issues designated A-1.


      DESCRIPTION OF FITCH MUNICIPAL BOND RATINGS:

      AAA -- Bonds rated AAA by Fitch have the lowest expectation of credit risk. The obligor has an exceptionally strong capacity for timely payment of financial commitments, which is highly unlikely to be adversely affected by foreseeable events.

      AA -- Bonds rated AA by Fitch have a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

      A -- Bonds rated A by Fitch are considered to have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be strong, but may be more vulnerable to changes in economic conditions and circumstances than bonds with higher ratings.

      BBB -- Bonds rated BBB by Fitch currently have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to impair this capacity. This is the lowest investment grade category assigned by Fitch.

      Plus and minus signs are used by Fitch to indicate the relative position of a credit within a rating category. Plus and minus signs, however, are not used in the AAA category.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------


      DESCRIPTION OF FITCH SHORT-TERM RATINGS:

      Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

      The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet financial commitments in a timely manner.

      Fitch's short-term ratings are as follows:

      F1 + -- Issues assigned this rating are regarded as having the strongest capacity for timely payment of financial commitments. The "+" denotes an exceptionally strong credit feature.

      F1 -- Issues assigned this rating are regarded as having the strongest capacity for timely payment of financial commitments.

      F2 -- Issues assigned this rating have a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

      F3 -- The capacity for time timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

--------------------------------------------------------------------------------
Appendix B
--------------------------------------------------------------------------------

                               OPTIONS AND FUTURES

      General. The Fund may engage in futures and options transactions in accordance with its investment objective and policies. The Fund may engage in such transactions if it appears advantageous to the Investment Manager to do so in order to pursue its investment objective, to hedge against the effects of market conditions and to stabilize the value of its assets. The Investment Manager may also decide not to engage in any of these investment practices. The use of futures and options, and the possible benefits and attendant risks are discussed below, along with information concerning certain other investment policies and techniques.

      Financial Futures Contracts. The Fund may enter into financial futures contracts for the future delivery of a financial instrument, such as a security, or the cash value of a securities index. This investment technique is designed primarily to hedge (i.e., protect) against anticipated future changes in market conditions which otherwise might adversely affect the value of securities which the Fund holds or intends to purchase. A "sale" of a futures contract means the undertaking of a contractual obligation to deliver the securities, or the cash value of an index, called for by the contract at a specified price during a specified delivery period. A "purchase" of a futures contract means the undertaking of a contractual obligation to acquire the securities, or cash value of an index, at a specified price during a specified delivery period. At the time of delivery, in the case of fixed income securities pursuant to the contract, adjustments are made to recognize differences in value arising from the delivery of securities with a different interest rate than that specified in the contract. In some cases, securities called for by a futures contract may not have been issued at the time the contract was written.

      Although some financial futures contracts by their terms call for the actual delivery or acquisition of securities, in most cases the contractual commitment is closed out before delivery without having to make or take delivery of the security. The offsetting of a contractual obligation is accomplished by purchasing (or selling, as the case may be) on a commodities exchange an identical futures contract calling for delivery in the same period. Such a transaction cancels the obligation to make or take delivery of the securities. All transactions in the futures market are made, offset or fullfilled through a clearing house associated with the exchange on which the contracts are traded. The Fund will incur brokerage fees when it purchases or sells contracts, and will be required to maintain margin deposits. Futures contracts entail risk. If the Investment Manager's judgment about the general direction of securities markets or interest rates is wrong, the Fund's overall performance may be poorer than if the Fund had not entered into such contracts.

      There may be an imperfect correlation between movements in prices of futures contracts and portfolio securities being hedged. In addition, the market prices of futures contracts may be affected by certain factors. If participants in the futures

--------------------------------------------------------------------------------
Appendix B (continued)
--------------------------------------------------------------------------------

market elect to close out their contracts through offsetting transactions rather than meet margin requirements, distortions in the normal relationship between the securities and futures markets could result. Price distortions could also result if investors in futures contracts decide to make or take delivery of underlying securities rather than engage in closing transactions due to the resultant reduction in the liquidity of the futures market. In addition, because from the point of view of speculators, the margin requirements in the futures market may be less onerous than margin requirements in the cash market, increased participation by speculators in the futures market could cause temporary price distortions. Due to the possibility of price distortions in the futures market and because of the imperfect correlation between movements in the prices of securities and movements in the prices of futures contracts, a correct forecast of market trends by the Investment Manager may still not result in a successful hedging transaction. If this should occur, the Fund could lose money on the financial futures contracts and also on the value of its portfolio securities.

      Options on Financial Futures Contracts. The Fund may purchase and write call and put options on financial futures contracts. An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time during the period specified in the terms of the option. Upon exercise, the writer of the option delivers the futures contract to the holder at the exercise price. The Fund would be required to deposit with its custodian initial margin and maintenance margin with respect to put and call options on futures contracts written by it. Options on futures contracts involve risks similar to those risks relating to transactions in financial futures contracts described above. Also, an option purchased by the Fund may expire worthless, in which case the Fund would lose the premium paid therefor.

      Options on Securities. The Fund may write covered call options so long as it owns securities which are acceptable for escrow purposes and may write secured put options, which means that so long as the Fund is obligated as a writer of a put option, it will invest an amount, not less than the exercise price of the put option, in securities consistent with the Fund's investment objective and policies and restrictions on investment. See "Investment Objective and Management Policies" and "Investment Restrictions." A call option gives the purchaser the right to buy, and the writer the obligation to sell, the underlying security at the exercise price during the period specified in the terms of the option. A put option gives the purchaser the right to sell, and the writer the obligation to buy, the underlying security at the exercise price during the period specified in the terms of the option. The premium received for writing an option will reflect, among other things, the current market price of the underlying security, the relationship of the exercise price to the market price, the price volatility of the underlying security, the option period, supply and demand and interest rates. The Fund may write or purchase spread

--------------------------------------------------------------------------------
Appendix B (continued)
--------------------------------------------------------------------------------

options, which are options for which the exercise price may be a fixed dollar spread or yield spread between the security underlying the option and another security that is used as a benchmark. The exercise price of an option may be below, equal to or above the current market value of the underlying security at the time the option is written. The buyer of a put who also owns the related security is protected by ownership of a put option against any decline in that security's price below the exercise price, less the amount paid for the option. At times the Fund may wish to establish a position in a security upon which call options are available. By purchasing a call option on such security the Fund would be able to fix the cost of acquiring the security, this being the cost of the call plus the exercise price of the option. This procedure also provides some protection from an unexpected downturn in the market, because the Fund is only at risk for the amount of the premium paid for the call option which it can, if it chooses, permit to expire.

      Options on Securities Indices. The Fund also may purchase and write call and put options on securities indices. Through the writing or purchase of index options, the Fund can achieve many of the same objectives as through the use of options on individual securities. Options on securities indices are similar to options on a security except that, rather than the right to take or make delivery of a security at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash, if the closing level of the securities index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. This amount of cash is equal to the difference between the closing price of the index and the exercise price of the option. The writer of the option is obligated, in return for the premium received, to make delivery of this amount. Unlike options on securities (which require, upon exercise, delivery of the underlying security), settlements of options on securities indices, upon exercise thereof, are in cash, and the gain or loss of an option on an index depends on price movements in the market generally (or in a particular industry or segment of the market on which the underlying index base) rather than price movements in individual securities, as is the case with respect to options on securities.

      When the Fund writes an option on a securities index, it will be required to deposit with its custodian eligible securities equal in value to 100% of the exercise price in the case of a put, or the contract's value in the case of a call. In addition, where the Fund writes a call option on a securities index at a time when the contract value exceeds the exercise price, the Fund will segregate, until the option expires or is closed out, cash or cash equivalents equal in value to such excess.

      Options on securities and index options involve risks similar to those risks relating to transactions in financial futures described above. Also, an option purchased by the Fund may expire worthless, in which case the Fund would lose the premium paid therefor.

--------------------------------------------------------------------------------
Appendix B (continued)
--------------------------------------------------------------------------------

      Over-the-Counter Options. As previously indicated in this Prospectus (see "Investment Objectives and Management Policies--Investment Techniques"), the Fund may deal in OTC options. The Fund understands the position of the staff of the SEC to be that purchased OTC options and the assets used as "cover" for written OTC options are illiquid securities. The Fund and the Investment Manager disagree with this position and have found the dealers with which they engage in OTC options transactions generally agreeable to and capable of entering into closing transactions. The Fund has adopted procedures for engaging in OTC options for the purpose of reducing any potential adverse impact of such transactions upon the liquidity of the Fund's portfolio.

      As part of these procedures the Fund will only engage in OTC options transactions with respect to U.S. government securities with primary dealers that have been specifically approved by the Board of Directors of the Fund. The Fund will engage in OTC options transactions with respect to municipal securities only with dealers that have been specifically approved by the Board of Directors. The Fund and its Investment Manager believe that the approved dealers should be agreeable and able to enter into closing transactions as necessary and, therefore, present minimal credit risks to the Fund. The Fund anticipates entering into written agreements with those dealers to whom the Fund may sell OTC options, pursuant to which the Fund would have the absolute right to repurchase the OTC options from such dealers at any time at a price with respect to U.S. Government securities determined pursuant to a formula set forth in certain no action letters published by the SEC staff. The Fund will not engage in OTC options transactions if the amount invested by the Fund in OTC options, plus, with respect to OTC options written by the Fund, the amounts required to be treated as illiquid pursuant to the terms of such letters (and the value of the assets used as cover with respect to OTC option sales which are not within the scope of such letters), plus the amount invested by the Fund in illiquid securities, would exceed 25% of the Fund's total assets. OTC options on securities other than U.S. Government securities, including options on municipal securities, may not be within the scope of such letters and, accordingly, the amount invested by the Fund in OTC options on such other securities and the value of the assets used as cover with respect to OTC options sales regarding such non-U.S. Government securities will be treated as illiquid and subject to the 25% limitation on the Fund's assets which may be invested in illiquid securities.

      Regulatory Restrictions. To the extent required to comply with applicable SEC releases and staff positions, when purchasing a futures contract or writing a put option, the Fund will maintain, in a segregated account, cash or liquid high-grade securities equal to the value of such contracts.

      The Fund will not enter into a futures contract or purchase an option thereon if immediately thereafter the initial margin deposits for futures contracts held by the Fund plus premiums paid by it for open options on futures would exceed 5% of the

--------------------------------------------------------------------------------
Appendix B (continued)
--------------------------------------------------------------------------------

fair market value of the Fund's total assets after taking into account unrealized profits and unrealized losses on any such contracts. The Fund will not engage in transactions in financial futures contracts or options :hereon for speculation, but only to attempt to hedge against changes in market conditions affecting the values of securities which the Fund holds or intends to purchase.

      Accounting and Tax Considerations. When the Fund writes an option, an amount equal to the premium received by it is included in the Fund's Statement of Assets and Liabilities as a liability. The amount of the liability is subsequently marked to market to reflect the current market value of the option written. When the Fund purchases an option, the premium paid by the Fund is recorded as an asset and is subsequently adjusted to the current market value of the option.

      In the case of a regulated futures contract purchased or sold by the Fund, an amount equal to the initial margin deposit is recorded as an asset. The amount of the asset is subsequently adjusted to reflect changes in the amount of the deposit as well as changes in the value of the contract.


      Certain listed options and futures contracts are considered "section 1256 contracts" for Federal income tax purposes. See "Taxation -- Taxation of the Fund and its Investments." In general, gain or loss realized by the Fund on section 1256 contracts will be considered 60% long term (and deemed to be attributable to property held for more than 18 months) and 40% short term capital gain or loss. Also, section 1256 contracts held by the Fund at the end of each taxable year (and at October 31 for purposes of calculating the excise tax) will be "marked to market", that is, treated for Federal income tax purposes as though sold for fair market value on the last business day of such taxable year. The Fund can elect to exempt its section 1256 contracts which are part of a "mixed straddle" (as described below) from the application of section 1256.


      Gain or loss realized by the Fund upon the expiration or sale of certain over-the-counter put and call options held by the Fund will be either long term or short term capital gain or loss depending upon the Fund's holding period with respect to such option. However, gain or loss realized upon the expiration or closing out of such options that are written by the Fund will be treated as short term capital gain or loss. In general, if the Fund exercises an option, or an option that the Fund has written is exercised, gain or loss on the option will not be separately recognized, but the premium received or paid will be included in the calculation of gain or loss upon disposition of the property underlying the option.

      Any security, option or futures contract, delayed delivery transaction, or other position entered into or held by the Fund in conjunction with any other position held by the Fund may constitute a "straddle" for Federal income tax purposes. A straddle of which at least one, but not all, the positions are section 1256 contracts will constitute a "mixed straddle". In general, straddles are subject to certain rules

--------------------------------------------------------------------------------
Appendix B (continued)
--------------------------------------------------------------------------------

that may affect the character and timing of the Funds' gains and losses with respect to straddle positions by requiring, among other things, that loss realized on disposition of one position of a straddle be deferred to the extent of any unrealized gain in an offsetting position until such position is disposed of; that the Fund's holding period in certain straddle positions not begin until the straddle is terminated (possibly resulting in gain being treated as short term capital gain rather than long term capital gain); and that losses recognized with respect to certain straddle positions, that otherwise constitute short term capital losses, be treated as long term capital losses. Different elections are available to the Fund which may mitigate the effects of the straddle rules, particularly with respect to mixed straddles.

PART C

Information required to be included in Part C is set forth, under the appropriate item so numbered, in Part C of this Registration
Statement.




PART C
OTHER INFORMATION



Item 24.  Financial Statements and Exhibits.

	(1)	Financial Statements

	Parts A and B

		(a)	Financial Highlights

		(b)	The Registrant's Annual Report for the period
ended December 31, 1997 and the Independent Auditors' Report are incorporated by reference to the definitive 30b-2 filed on March 2, 1998 as Accession number 91155-98-000125.

	Part C
		None

	(2) 	Exhibits:

Exhibit
Number		Description

	(a)(1)	Articles of Incorporation of Registrant*
	    (2)	Amended Articles of Incorporation of
Registrant*
	(b)	By-Laws.*
	(c)	Not Applicable.
	(d)	Form of Specimen Certificate
representing shares of
		Common Stock, par value $.001 per
share**
	(e)	Registrant's Dividend Reinvestment
Plan***
	(f)	Not Applicable
	(g)(1)	Form of Investment Management
Agreement.**
	    (2)	Form of Transfer and Assumption of
Investment
		Management Agreement between Registrant,
Mutual
		Management Corp and Smith Barney Mutual
Funds
		Management Inc.***
	(h)	Form of Underwriting Agreement.**
	(i)	Not Applicable.
	(j)	Form of Custodian Services Agreement.**
	(k)	Form of Transfer Agency and Registrar
Agreement***
	(l)(1)	Opinion and consent of Sullivan &
Cromwell.**
	    (2)	Opinion and consent of Sullivan &
Cromwell.**
	(m)	Not Applicable
	(n)	Consent of KPMG Peat Marwick LLP (filed
herewith)
	(o)	Not Applicable.
	(p)	Not Applicable.
	(q)	Not Applicable.
	(r)	Financial Data Schedule (filed herewith)



	  *	Incorporated by reference to the initial Registration
Statement (No. 33-44639) filed by Registrant on December
19, 1991
	  **	Incorporated by reference to Pre-Effective Amendment No. 3 to the
  Registration Statement (No. 33-44639) filed on February 27, 1992
	***	Incorporated by reference to Post-Effective Amendment
No. 1 to the Registration Statement (No. 33-44639) filed on March 22, 1996

Item 25.  Marketing Arrangements.

	Reference is made to the Underwriting Agreement, filed as Exhibit (h) by Registrant with Pre-Effective Amendment No. 3 to its Registration Statement .

Item 26.  Other Expense of Issuance and Distribution.

	All of the expenses to be incurred in connection with the offering described in this Registration Statement will be paid by Smith Barney.


Item 27.	Persons Controlled by or Under Common Control.

	None

Item 28.  Number of Holders of Securities.

	The number of record holders of Registrant as of April
3,1998 is as follows:

	(1)	(2)

	Title of Class	Number of
Recordholders

Shares of Common Stock, par value $.001 per share	161


Item 29.  Indemnification.

	Under Registrant's Articles of Incorporation, the directors and officers of Registrant will be indemnified to the fullest extent allowed and in the manner provided by Maryland law and applicable provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), including advancing of expenses incurred in connection therewith. Indemnification shall not be provided however to any officer or director against any liability to the Registrant or its security holders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

	Article 2, Section 405.2 of the Maryland General Corporation Law provides that the Articles of Incorporation of a Maryland corporation may limit the extent to which directors or officers may be personally liable to the Corporation or its shareholders for money damages in certain instances. The Registrant's Articles of Incorporation provide that, to the fullest extent permitted by Maryland law, as it may be amended or interpreted from time to time, no director or officer of the Registrant shall be personally liable to the Registrant or its shareholders. The Registrant's Articles of Incorporation also provide that no amendment of the Registrant's Articles of Incorporation or repeal of any of its provisions shall limit or eliminate any of the benefits provided to directors and officers in respect of any act or omission that occurred prior to such amendment or repeal.

	Insofar as indemnification for liabilities under the 1933 Act may be permitted to the directors and officers, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable. If a claim for indemnification against such liabilities under the 1933 Act (other than for expenses incurred in a successful defense) is asserted against the Fund by the directors or officers in connection with the Common Shares, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.


Item 30.  Business and other Connections of Investment Manager.

Mutual Management Corp. ("MMC"), formerly Smith Barney
Mutual Funds Management Inc., was incorporated in December 1968 under the laws of the State of Delaware. MMC is a wholly owned subsidiary of Salomon Smith Barney Holdings Inc. ("Holdings"), which is in turn a wholly owned subsidiary of Travelers Group Inc. ("Travelers"). For additional information, see "Management of the Fund" in the Prospectus.

	The list required by this Item 30 of officers and directors of MMC, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past five fiscal years, is incorporated by reference to Schedules A and D of FORM ADV filed by MMC pursuant to the Advisers Act (SEC File No. 801-8314).

Item 31.  Location of Accounts and Records.

	Each Person maintaining physical possession of accounts, books and other documents of the Registrant required to be maintained pursuant to Section 31(a) of the 1940 Act, is listed below:

		(1)	Mutual Management Corp.
			388 Greenwich Street
			New York, New York 10013

		(2)	PNC Bank, National Association
			17th and Chestnut Streets
			Philadelphia, Pennsylvania 19103.

		(3)	First Data Investor Services Group, Inc.
			Exchange Place
			Boston, Massachusetts 02109


Item 32.  Management Services.

	Not Applicable.


Item 33.  Undertakings.

	(1) Not Applicable.

	(2) Not Applicable.

	(3) Not Applicable.

	(4)(a) 	The Registrant undertakes to file, during any
period in which offers or sales are being made, a Post-Effective
Amendment to the Registration Statement:

		(1)	to include any prospectus required by Section
10(a)(3) of the 1933 Act;

		(2)	to reflect in the prospectus any facts or events
after the effective date of the Registration Statement (or the most recent Post-Effective Amendment thereof) which, individually or in the aggregate, represent a fundamental change in the formation set forth in the Registration
Statement; and

		(3)	to include any material information with respect
to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

	(4)(b)	Registrant undertakes that, for the purpose of
determining any liability under the 1933 Act, each subsequent Post-Effective Amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

	(4)(c)	Not Applicable.

	(5)	Not Applicable.

	(6)	Not Applicable.


	SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 24th day of April, 1998.

			SMITH BARNEY INTERMEDIATE MUNICIPAL FUND, INC.


			By: /s/ HEATH B. MCLENDON
			Heath B. McLendon
			Chairman of the Board,
			President and
			Chief Executive Officer


	Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Signatures	Title		Date

/s/ Heath B. McLendon
Chairman of the Board,
April 24, 1998
(Heath B. McLendon)
President and Chief
Executive Officer


/s/Donald R. Foley*
Director	April 24, 1998
(Donald R. Foley)


/s/ Paul Hardin*
Director	April 24, 1998
(Paul Hardin)


/s/Roderick C. Rasmussen*
Director	April 24, 1998
(Roderick C. Rasmussen)


/s/John P. Toolan*
Director	April 24, 1998
(John P. Toolan)


/s/ Lewis E. Daidone
Treasurer (Principal	April 24, 1998
(Lewis E. Daidone)
Financial and Accounting Officer)

*By: 	/s/Lewis E. Daidone
	Lewis E. Daidone
	Pursuant to Power of Attorney.



SMITH BARNEY INTERMEDIATE MUNICIPAL FUND, INC.
EXHIBIT INDEX


Exhibit
Number
Description of Exhibit

    (n)		Consent of KPMG Peat Marwick LLP

    (r)		Financial Data Schedule

			Cover Letter